As filed with the Securities and Exchange Commission on March 17, 2005

Registration No. 333-115206

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DELTA AIR LINES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	58-0218548
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

Hartsfield-Jackson Atlanta International Airport

Atlanta, Georgia 30320

(404) 715-2000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Gregory L. Riggs, Esq.

Senior Vice President—General Counsel

Delta Air Lines, Inc.

P.O. Box 20706

Atlanta, Georgia 30320-6001

(404) 715-2611

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Approximate date of commencement of proposed sale to the public:  From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

$325,000,000

2 7/8% Convertible Senior Notes due 2024

and

Common Stock Issuable Upon Conversion of the Notes

We issued $325 million principal amount of the 2 7/8% Convertible Senior Notes due 2024 in private placements in February 2004. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of the notes. We will not receive any of the proceeds from the resale of these securities.

The notes are convertible by holders into shares of our common stock initially at a conversion rate of 73.6106 shares per $1,000 principal amount of notes (subject to adjustment), which is equivalent to a conversion price of approximately $13.59 per share of common stock, under the following circumstances: (1) if the price of our common stock reaches, or the trading price of the notes falls below, specific thresholds, (2) if we call the notes for redemption, or (3) upon the occurrence of certain corporate transactions.

The notes will mature on February 18, 2024. We may redeem all or a portion of the notes at any time on or after February 21, 2009 at 100% of the principal amount of the notes, plus any accrued and unpaid interest.

Holders of the notes may require us to purchase all or a portion of their notes in cash at a purchase price equal to 100% of the principal amount of notes, plus accrued and unpaid interest, on February 18, 2009, February 18, 2014 and February 18, 2019 or upon a designated event.

The notes are our senior unsecured obligations and rank equal in right of payment to all of our other existing and future senior unsecured indebtedness. The notes are effectively subordinated to all of our existing and future secured indebtedness to the extent of the assets securing that indebtedness. The notes are structurally subordinated to all liabilities of our subsidiaries.

Our common stock is listed on the New York Stock Exchange under the symbol “DAL.” The last reported price of our common stock on March 15, 2005 was $4.31 per share.

Investing in the notes involves certain risks. See “Risk Factors” beginning on page 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

March     , 2005

You should rely only on the information contained in this prospectus or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not, and the selling securityholders are not, making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus or any document incorporated by reference is accurate as of any date other than the date on the front of this prospectus or of the applicable document, respectively.

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration or continuous offering process. Under this shelf process, selling securityholders may from time to time sell the securities described in this prospectus in one or more offerings.

Each time a selling securityholder sells securities, the selling securityholders are required to provide you with a prospectus containing specific information about the selling securityholder. You should read this prospectus together with the additional information described under the heading “Where You Can Find More Information.”

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits, can be read on the SEC web site or at the SEC office mentioned under the heading “Where You Can Find More Information.”

This prospectus contains summaries believed to be accurate with respect to certain documents, but reference is made to the actual documents for complete information. All such summaries are qualified in their entirety by such reference. Copies of documents referred to herein will be made available to prospective investors upon request to us.

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FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) which represent our expectations or beliefs concerning future events. When used in this prospectus, and in documents incorporated by reference, the words “expects,” “plans,” “anticipates,” and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this prospectus are based upon information available to us on the date of this prospectus. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historic experience or our expectations. For examples of such risks and uncertainties, please see “Risk Factors” in this prospectus. Additional information concerning these and other factors is contained in our SEC filings, including but not limited to our Forms 10-K, 10-Q and 8-K.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document filed by us at the SEC’s public reference room at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Delta’s SEC filings are also available to the public over the internet at http://www.sec.gov and at Delta’s website, www.delta.com. The contents of our website are not incorporated into this prospectus.

We incorporate by reference the documents listed below and any filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering (other than current reports containing information furnished on Form 8-K under Items 2.02 and 7.01).

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2004; and

•	Current Report on Form 8-K/A filed on January 20, 2005 and Current Reports on Form 8-K filed on January 27, 2005 and March 4, 2005.

The information incorporated by reference in this prospectus is considered to be a part of this prospectus, and information that we file later with the SEC, prior to the termination of this offering, will automatically update and supersede this information.

Any party to whom this prospectus is delivered may request a copy of these filings (other than any exhibits unless specifically incorporated by reference into this prospectus), at no cost, by writing or telephoning Delta at Delta Air Lines, Inc., Investor Relations, Dept. No. 829, P.O. Box 20706, Atlanta, GA 30320, telephone no. (404) 715-2600.

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RISK FACTORS

Before investing in our notes or common stock, you should carefully consider the following risk factors as well as other information contained or incorporated by reference in this prospectus.

Risks Factors Relating to Delta

If we are unsuccessful in further reducing our operating expenses and continue to experience significant losses, we will need to seek to restructure our costs under Chapter 11 of the U.S. Bankruptcy Code.

We reported a net loss of $5.2 billion, $773 million and $1.3 billion for the years ended December 31, 2004, 2003 and 2002, respectively. We expect our revenue and cost challenges to continue. In addition, Deloitte & Touche LLP, our independent registered public accounting firm, issued a Report of Independent Registered Public Accounting Firm related to our Consolidated Financial Statements that contains an explanatory paragraph that makes reference to uncertainty about our ability to continue as a going concern. Future reports may continue to contain this explanatory paragraph.

In connection with our restructuring efforts in the December 2004 quarter, we determined that there are anticipated annual benefits from our transformation plan sufficient for us to achieve financial viability by way of an out-of-court restructuring, including reduction of pilot costs of at least $1 billion annually by the end of 2006 and other benefits of at least $1.7 billion annually by the end of 2006 (in addition to the approximately $2.3 billion of annual benefits (compared to 2002) achieved by the end of 2004 through previously implemented profit improvement initiatives). This determination, however, was based on a number of material assumptions, including, without limitation, assumptions about fuel prices, yields, competition and our access to additional sources of financing on acceptable terms. Any number of these assumptions, many of which, such as fuel prices, are not within our control, could prove to be incorrect.

Even if we achieve all of the approximately $5 billion in targeted annual benefits from our transformation plan, we may need even greater cost savings because our industry has been subject to progressively increasing competitive pressure. We cannot assure you that these anticipated benefits will be achieved or that if they are achieved that they will be adequate for us to maintain financial viability.

In addition, our transformation plan involves significant changes to our business. We cannot assure you that we will be successful in implementing the plan or that key elements, such as employee job reductions, will not have an adverse impact on our business and results of operations, particularly in the near term. Although we have assumed that incremental revenues from our transformation plan will more than offset related costs, in light of the competitive pressures we face, we cannot assure you that we will be successful in realizing any of such incremental revenues.

If we are not successful in further reducing our operating expenses and continue to experience significant losses, we would need to seek to restructure our costs under Chapter 11 of the U.S. Bankruptcy Code. A restructuring under Chapter 11 of the U.S. Bankruptcy Code may be particularly difficult because we pledged substantially all of our remaining unencumbered collateral in connection with transactions we completed in the December 2004 quarter as a part of our out-of-court restructuring.

We have substantial liquidity needs, and there is no assurance that we will be able to obtain the necessary financing to meet those needs on acceptable terms, if at all.

Even if we are successful in achieving all of the approximately $5 billion in targeted benefits under our transformation plan, we do not expect to achieve the full $5 billion until the end of 2006. As we transition to a lower cost structure, we continue to face significant challenges due to low passenger mile yields, historically high fuel prices and other cost pressures related to interest expense and pension and related expense. Accordingly, we believe that we will record a substantial net loss in 2005, and that our cash flows from operations will not be sufficient to meet all of our liquidity needs for that period.

We currently expect to meet our liquidity needs for 2005 from cash flows from operations, our available cash and cash equivalents and short-term investments, commitments from a third party to finance on a long-term secured basis our purchase of 32 regional jet aircraft to be delivered to us in 2005, and the final $250 million borrowing under our financing agreement with American Express Travel Related Services Company, Inc. (“Amex”), which occurred on March 1, 2005. Because substantially all of our assets are encumbered and our credit ratings have been substantially lowered, we do not expect to be able to obtain any material amount of additional debt financing. Unless we are able to sell assets or access the capital markets by issuing equity or convertible debt securities, we expect that our cash and cash equivalents and short-term investments will be substantially lower at December 31, 2005 than at the end of 2004.

Our liquidity needs will be substantially higher than we expect if:

•	Oil prices do not decline significantly. Crude oil is a component of jet fuel. Crude oil prices are volatile and may increase or decrease significantly. Our business plan assumes that the average jet fuel price per gallon in 2005 will be approximately $1.22 (with each 1¢ increase in the average annual jet fuel price per gallon increasing our liquidity needs by approximately $25 million per year, unless we are successful in offsetting some or all of this increase through fare increases or additional cost reduction initiatives). The forward curve for crude oil currently implies substantially higher jet fuel prices for 2005 than our business plan. We have no hedges or contractual arrangements that would reduce our jet fuel costs below market prices.

•	The other assumptions underlying our business plan prove to be incorrect in any material adverse respect. Many of these assumptions, such as yields, competition, pension funding obligations and our access to financing, are not within our control.

•	We are unsuccessful in achieving any of the approximately $5 billion of targeted benefits (compared to 2002) of our transformation plan. Many of the benefits of our transformation plan, such as incremental revenues, are not within our control.

•	Our Visa/MasterCard processor requires a significant holdback. Our current Visa/MasterCard processing contract expires in August 2005. If our renewal or replacement contract requires a significant holdback, it will increase our liquidity needs.

If the assumptions underlying our business plan prove to be incorrect in any material adverse respect and we are unable to sell assets or access the capital markets, or if our level of cash and cash equivalents and short-term investments otherwise declines to an unacceptably low level, then we would need to seek to restructure under Chapter 11 of the U.S. Bankruptcy Code.

Our financing agreements with GE Commercial Finance and Amex include financial covenants that impose substantial restrictions on our financial and business operations and include financial tests that we must meet in order to continue to borrow under such facilities.

The terms of our financing agreements with GE Commercial Finance and Amex restrict our ability to, among other things, incur additional indebtedness, pay dividends or make other payments on investments, consummate asset sales or similar transactions, create liens, merge or consolidate with any other person, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets. The terms also contain covenants that require us to meet financial tests in order to continue to borrow under the facility and to avoid a default that might lead to an early termination of the facility. If we were not able to comply with these covenants, our outstanding obligations under these facilities could be accelerated and become due and payable immediately. The terms of the credit facilities, including these covenants, are generally described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition and Liquidity — Covenants” in Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

Our indebtedness and other obligations are substantial and materially adversely affect our business and our ability to incur additional debt to fund future needs.

We have now and will continue to have a significant amount of indebtedness and other obligations, as well as substantial pension funding obligations. As of December 31, 2004, we had approximately $13.9 billion of total consolidated indebtedness, including capital leases. We also have minimum rental commitments with a present value of approximately $6.4 billion under noncancelable operating leases with initial terms in excess of one year. On December 1, 2004, we received an aggregate of $830 million in financing pursuant to separate financing agreements with GE Commercial Finance and Amex. Except for commitments to finance our purchases of regional jet aircraft and the additional $250 million prepayment that we received from Amex on March 1, 2005, we have no available lines of credit. Additionally, we believe that our access to additional financing on acceptable terms is limited, at least in the near term. If we cannot achieve a competitive cost structure and regain sustained profitability, we would need to seek to restructure our costs under Chapter 11 of the U.S. Bankruptcy Code. A restructuring under Chapter 11 of the U.S. Bankruptcy Code may be particularly difficult because we pledged substantially all of our unencumbered collateral in connection with our out-of-court restructuring in the December 2004 quarter.

Our substantial indebtedness and other obligations have, and in the future could continue to, negatively impact our operations by:

•	requiring us to dedicate a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the funds available to us for other purposes;

•	making us more vulnerable to economic downturns, adverse industry conditions or catastrophic external events, limiting our ability to withstand competitive pressures and reducing our flexibility in planning for, or responding to, changing business and economic conditions; and

•	placing us at a competitive disadvantage to our competitors that have relatively less debt than we have.

Our pension plan funding obligations are significant and are affected by factors beyond our control.

We sponsor qualified defined benefit pension plans for eligible employees and retirees. Our funding obligations under these plans are governed by the Employee Retirement Income Security Act of 1974 (“ERISA”). We met our required funding obligations for these plans under ERISA in 2004.

Estimates of the amount and timing of our future funding obligations for the pension plans are based on various assumptions. These include assumptions concerning, among other things, the actual and projected market performance of the pension plan assets; future long-term corporate bond yields; statutory requirements; and demographic data for pension plan participants. The amount and timing of our future funding obligations also depends on the level of early retirements by pilots.

We estimate that our funding obligations under our defined benefit and defined contribution pension plans for 2005 will be approximately $450 million. This estimate may vary depending on, among other things, the assumptions used to determine the amount. This estimate reflects the projected impact of the election we made in 2004 to utilize the alternative deficit reduction contribution relief provided by the Pension Funding Equity Act of 2004. That legislation permits us to defer payment of a portion of the otherwise required funding. Our anticipated funding obligations under our pension plans for 2006 and thereafter vary materially depending on the assumptions used to determine these funding obligations, including potential legislative changes regarding pension funding obligations. Absent the enactment of new federal legislation that reduces our pension funding obligations during the next several years, our annual pension funding obligations for each of the years 2006 through 2009 will be significantly higher than in 2005, and could have a material adverse impact on our liquidity.

If our pilots retire prior to their normal retirement at age 60 at greater than historical levels, this could disrupt our operations, negatively impact our revenue and increase our pension funding obligations.

Under the Delta Pilots Retirement Plan (“Pilots Retirement Plan”), Delta pilots who retire can elect to receive 50% of their accrued pension benefit in a lump sum in connection with their retirement and the remaining

50% as an annuity after retirement. During certain recent months, our pilots have taken early retirement at greater than historical levels apparently due to (1) a perceived risk of rising interest rates, which could reduce the amount of their lump sum pension benefit; and/or (2) concerns about their ability to receive a lump sum pension benefit if (a) we were to seek to restructure our costs under Chapter 11 of the U.S. Bankruptcy Code and (b) a notice of intent to terminate the Pilots Retirement Plan is issued. If early retirements by pilots occur at greater than historical levels in the future, this could, depending on the number of pilots who retire early, the aircraft types these pilots operate and other factors, disrupt our operations, negatively impact our revenues and increase our pension funding obligations significantly. Approximately 1,800 of our 6,400 pilots are currently at or over age 50 and thus are eligible to retire.

Our business is dependent on the price and availability of aircraft fuel. Continued periods of historically high fuel costs or significant disruptions in the supply of aircraft fuel will materially adversely affect our operating results.

Our operating results are significantly impacted by changes in the availability or price of aircraft fuel. Fuel prices increased substantially in 2004, when our average fuel price per gallon rose 42% to approximately $1.16 as compared to an average price of 81.78¢ in 2003. Our fuel costs represented 16%, 13% and 11% of our operating expenses in 2004, 2003 and 2002, respectively. Due to the competitive nature of the airline industry, we generally have not been able to increase our fares when fuel prices have risen in the past and we may not be able to do so in the future.

Our aircraft fuel purchase contracts do not provide material protection against price increases or assure the availability of our fuel supplies. We purchase most of our aircraft fuel from petroleum refiners under contracts that establish the price based on various market indices. We also purchase aircraft fuel on the spot market, from offshore sources and under contracts that permit the refiners to set the price. None of our aircraft fuel requirements are currently hedged.

Although we are currently able to obtain adequate supplies of aircraft fuel, it is impossible to predict the future availability or price of aircraft fuel. Political disruptions or wars involving oil-producing countries, changes in government policy concerning aircraft fuel production, transportation or marketing, changes in aircraft fuel production capacity, environmental concerns and other unpredictable events may result in fuel supply shortages and additional fuel price increases in the future.

Our credit ratings have been substantially lowered and, unless we achieve significant reductions in our cost structure, we will be unable to access the capital markets for new borrowings on acceptable terms, which could hinder our ability to operate our business.

Our business is highly dependent on our ability to access the capital markets. Since September 11, 2001, our senior unsecured long-term debt ratings have been lowered to Ca by Moody’s Investors Service, Inc., CC by Standard & Poor’s Rating Services and C by Fitch Ratings. Moody’s and Fitch have stated that their ratings outlook for our senior unsecured debt is negative while we are on positive watch with Standard & Poor’s. Our credit ratings may be lowered further or withdrawn. We do not have debt obligations that accelerate as a result of a credit ratings downgrade. We believe that our access to the capital markets for new borrowings is limited, at least in the near term.

Interruptions or disruptions in service at one of our hub airports could have a material adverse impact on our operations.

Our business is heavily dependent on our operations at the Hartsfield-Jackson Atlanta International Airport and at our other hub airports in Cincinnati and Salt Lake City. Each of these hub operations includes flights that gather and distribute traffic from markets in the geographic region surrounding the hub to other major cities and to other Delta hubs. A significant interruption or disruption in service at the Atlanta Airport or at one of our other hubs could have a serious impact on our business, financial condition and operating results.

We are increasingly dependent on technology in our operations, and if our technology fails or we are unable to continue to invest in new technology, our business may be adversely affected.

We are increasingly dependent on technology initiatives to reduce costs and to enhance customer service in order to compete in the current business environment. For example, we have made significant investments in check-in kiosks, Delta Direct phone banks and related initiatives across the system. The performance and reliability of our technology are critical to our ability to attract and retain customers and our ability to compete effectively. In this challenging business environment, we may not be able to continue to make sufficient capital investments in our technology infrastructure to deliver these expected benefits.

In addition, any internal technology error or failure, or large scale external interruption in technology infrastructure we depend on, such as power, telecommunications or the internet, may disrupt our technology network. Any individual, sustained or repeated failure of our technology could impact our customer service and result in increased costs. Like all companies, our technology systems may be vulnerable to a variety of sources of interruption due to events beyond our control, including natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers and other security issues. While we have in place, and continue to invest in, technology security initiatives and disaster recovery plans, these measures may not be adequate or implemented properly to prevent a business disruption and its adverse financial consequences to our business.

If we experience further losses of our senior management and other key employees, our operating results could be adversely affected, and we may not be able to attract and retain additional qualified management personnel.

We are dependent on the experience and industry knowledge of our officers and other key employees to execute our business plans. Our deteriorating financial performance creates uncertainty that has led and may continue to lead to departures of our officers and key employees. If we were to continue to experience a substantial turnover in our leadership, our performance could be materially adversely impacted. Additionally, we may be unable to attract and retain additional qualified executives as needed in the future.

Employee strikes and other labor-related disruptions may adversely affect our operations.

Our business is labor intensive, requiring large numbers of pilots, flight attendants, mechanics and other personnel. Approximately 18% of our workforce is unionized. Strikes or labor disputes with our and our affiliates’ unionized employees may adversely affect our ability to conduct our business. Relations between air carriers and labor unions in the United States are governed by the Railway Labor Act, which provides that a collective bargaining agreement between an airline and a labor union does not expire, but instead becomes amendable as of a stated date. Our collective bargaining agreement with the Air Line Pilots Association, International (“ALPA”), which represents our pilots, becomes amendable on December 31, 2009.

Our wholly-owned subsidiary, Atlantic Southeast Airlines, Inc. (“ASA”) is in collective bargaining negotiations with ALPA, which represents ASA’s pilots, and with the Association of Flight Attendants, which represents ASA’s flight attendants, to amend their existing collective bargaining agreements that became amendable in September 2002 and September 2003, respectively. Our wholly-owned subsidiary, Comair, Inc. (“Comair”) is also in collective bargaining negotiations with the International Association of Machinists and Aerospace Workers, which represents Comair’s maintenance employees. The maintenance employees rejected a tentative agreement to amend their existing agreement that became amendable in May 2004, which Comair had reached with the union’s negotiating committee, but Comair expects negotiations to continue. In addition, Comair is negotiating with the International Brotherhood of Teamsters, which represents Comair’s flight attendants, to modify their existing collective bargaining agreement, which becomes amendable in July 2007. The outcome of ASA and Comair’s collective bargaining negotiations cannot presently be determined. In addition to the ASA and Comair negotiations, if we or our affiliates are unable to reach agreement with any of our unionized work groups on future negotiations regarding the terms of their collective bargaining agreements, or if additional segments of our workforce become unionized, we may be subject to work interruptions or stoppages.

We are facing significant litigation, including litigation arising from the terrorist attacks on September 11, 2001, and if any such significant litigation is concluded in a manner adverse to us, our financial condition and operating results could be materially adversely affected.

We are involved in legal proceedings relating to antitrust matters, employment practices, environmental issues and other matters concerning our business. We are also a defendant in numerous lawsuits arising out of the terrorist attacks of September 11, 2001. It appears that the plaintiffs in these September 11 actions are alleging that we and many other air carriers are jointly liable for damages resulting from the terrorist attacks based on a theory of shared responsibility for passenger security screening at Boston-Logan International Airport, Washington Dulles International Airport and Newark Liberty International Airport. These lawsuits, which are in preliminary stages, generally seek unspecified damages, including punitive damages. Although federal law limits the financial liability of any air carrier for compensatory and punitive damages arising out of the September 11 terrorist attacks to no more than the limits of liability insurance coverage maintained by the air carrier, it is possible that we may be required to pay damages in the event of our insurer’s insolvency or otherwise.

While we cannot reasonably estimate the potential loss for certain of our legal proceedings because, for example, the litigation is in its early stages or the plaintiff does not specify damages being sought, if the outcome of any significant litigation is adverse to us, our financial condition and operating results could be materially adversely impacted.

We are at risk of losses and adverse publicity stemming from any accident involving our aircraft.

If one of our aircraft were to crash or be involved in an accident, we could be exposed to significant tort liability. The insurance we carry to cover damages arising from any future accidents may be inadequate. In the event that our insurance is not adequate, we may be forced to bear substantial losses from an accident. In addition, any accident involving an aircraft that we operate or is operated by an airline that is one of our codeshare partners could create a public perception that our aircraft are not safe or reliable, which could harm our reputation, result in air travelers being reluctant to fly on our aircraft and harm our business.

Issuances of equity in connection with our restructuring increase the likelihood that in the future our ability to utilize our federal income tax net operating loss carryforwards may be limited.

Under federal income tax law, a corporation is generally permitted to deduct from taxable income in any year net operating losses carried forward from prior years. We have net operating loss carryforwards of approximately $7.5 billion as of December 31, 2004. Our ability to deduct net operating loss carryforwards could be subject to a significant limitation if we were to seek to restructure our costs under Chapter 11 of the U.S. Bankruptcy Code and undergo an “ownership change” for purposes of Section 382 of the Internal Revenue Code of 1986, as amended (an “Ownership Change”). Even outside of a Chapter 11 restructuring, there can be no assurances that future actions by us or third party will not trigger an Ownership Change resulting in a limitation on our ability to deduct net operating loss carryforwards.

Risks Factors Relating to the Airline Industry

Bankruptcies and other restructuring efforts by our competitors have put us at a competitive disadvantage.

Since September 11, 2001, several air carriers have sought to reorganize under Chapter 11 of the U.S. Bankruptcy Code, including United Airlines, the second-largest U.S. air carrier, US Airways, the seventh largest U.S. air carrier, ATA Airlines, the tenth-largest U.S. air carrier, and several smaller competitors. Since filing for Chapter 11 on August 11, 2002, US Airways emerged from bankruptcy, but announced on September 12, 2004 that it is again seeking to reorganize under Chapter 11 of the U.S. Bankruptcy Code. In their respective proceedings, United and US Airways have reduced or are seeking to reduce their operating costs by reducing labor costs, including through renegotiating collective bargaining agreements, terminating pension plans, and restructuring lease and debt obligations. Additionally, American Airlines restructured certain labor costs and lowered its operating cost base. These reorganizations and restructurings have enabled these competitors to significantly lower their operating costs. Our unit costs went from being among the lowest of the hub-and-spoke carriers in 2002 to among the highest in 2004, a result that placed us at a serious competitive disadvantage. While we believe that the $5 billion in targeted annual benefits (compared to 2002) from our transformation plan, including $1 billion in long-term annual cost savings achieved through the new collective bargaining agreement with our pilots, will contribute to a reduction of our unit costs, our cost structure will still be higher than that of low-cost carriers.

The airline industry has changed fundamentally since the terrorist attacks on September 11, 2001, and our business, financial condition and operating results have been materially adversely affected.

Since the terrorist attacks of September 11, 2001, the airline industry has experienced fundamental and permanent changes, including substantial revenue declines and cost increases, which have resulted in industry-wide liquidity issues. The terrorist attacks significantly reduced the demand for air travel, and additional terrorist activity involving the airline industry could have an equal or greater impact. Although global economic conditions have improved from their depressed levels after September 11, 2001, the airline industry has continued to experience a reduction in high-yield business travel and increased price sensitivity in customers’ purchasing behavior. In addition, aircraft fuel prices have recently been at historically high levels. The airline industry has continued to add or restore capacity despite these conditions. We expect all of these conditions will continue and may adversely impact our operations and profitability.

The airline industry is highly competitive, and if we cannot successfully compete in the marketplace, our business, financial condition and operating results will be materially adversely affected.

We face significant competition with respect to routes, services and fares. Our domestic routes are subject to competition from both new and established carriers, some of which have substantially lower costs than we do and provide service at low fares to destinations served by us. Our revenues continue to be materially adversely impacted by the growth of low-cost carriers, with which we compete in most of our markets. Significant expansion by low-cost carriers to our hub airports could have an adverse impact on our business. We also face increasing competition in smaller to medium-sized markets from rapidly expanding regional jet operators. In addition, we compete with foreign carriers, both on interior U.S. routes, due to marketing and codesharing arrangements, and in international markets.

The airline industry is subject to extensive government regulation, and new regulations may increase our operating costs.

Airlines are subject to extensive regulatory and legal compliance requirements that result in significant costs. For instance, the Federal Aviation Administration (“FAA”) from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that necessitate significant expenditures. We expect to continue incurring expenses to comply with the FAA’s regulations.

Other laws, regulations, taxes and airport rates and charges have also been imposed from time to time that significantly increase the cost of airline operations or reduce revenues. For example, the Aviation and Transportation Security Act, which became law in November 2001, mandates the federalization of certain airport security procedures and imposes additional security requirements on airports and airlines, most of which are funded by a per ticket tax on passengers and a tax on airlines. The federal government has recently proposed a significant increase in the per ticket tax. Due to the weak revenue environment, the existing tax has negatively impacted our revenues because we have not been able to increase our fares to pass these fees on to our customers. Similarly, the proposed ticket tax increase, if implemented, could negatively impact our revenues.

Furthermore, we and other U.S. carriers are subject to domestic and foreign laws regarding privacy of passenger and employee data that are not consistent in all countries in which we operate. In addition to the heightened level of concern regarding privacy of passenger data in the United States, certain European government agencies are initiating inquiries into airline privacy practices. Compliance with these regulatory regimes is expected to result in additional operating costs and could impact our operations and any future expansion.

Our insurance costs have increased substantially as a result of the September 11 terrorist attacks, and further increases in insurance costs or reductions in coverage could have a material adverse impact on our business and operating results.

As a result of the terrorist attacks on September 11, 2001, aviation insurers significantly reduced the maximum amount of insurance coverage available to commercial air carriers for liability to persons (other than employees or passengers) for claims resulting from acts of terrorism, war or similar events. At the same time, aviation insurers significantly increased the premiums for such coverage and for aviation insurance in general. Since September 24, 2001, the U.S. government has been providing U.S. airlines with war-risk insurance to cover losses, including those resulting from terrorism, to passengers, third parties (ground damage) and the aircraft hull. The coverage currently extends through August 31, 2005 (with a possible extension to December 31, 2005 at the discretion of the Secretary of Transportation). The withdrawal of government support of airline war-risk insurance would require us to obtain war-risk insurance coverage commercially. Such commercial insurance could have substantially less desirable coverage than currently provided by the U.S. government, may not be adequate to protect our risk of loss from future acts of terrorism, may result in a material increase to our operating expenses and may result in an interruption to our operations.

Risk Factors Relating to the Notes

The notes rank below our secured debt and the liabilities of our subsidiaries

The notes are our senior unsecured obligations and rank equal in right of payment to all of our other existing and future senior unsecured indebtedness. The notes are effectively subordinated to all of our existing and future secured indebtedness to the extent of the assets securing that indebtedness. The notes are also structurally subordinated to all liabilities of our subsidiaries.

A substantial portion of our debt is secured by our assets. As a result, holders of our secured debt will have a claim to those assets prior to any claim that you may have to those assets. Further, the indenture governing the notes does not limit our ability to create additional indebtedness or to secure any such indebtedness with additional assets. If we incur additional indebtedness and secure such indebtedness with our assets, your rights to receive payments under the notes will effectively be junior to the rights of the holders of such future secured indebtedness.

The notes are obligations exclusively of Delta. Our subsidiaries are separate and distinct legal entities, and have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations. Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, are expressly subordinated to the claims of that subsidiary’s creditors. The indenture governing the notes does not restrict the ability of our subsidiaries to incur additional indebtedness. Further, if we fail to deliver our common stock upon conversion of a note and thereafter become the subject of bankruptcy proceedings, a holder’s claim for damages arising from such failure could be subordinated to all of our existing and future obligations and those of our subsidiaries.

As of December 31, 2004, we had approximately $13.9 billion of total consolidated indebtedness, including capital leases; approximately $6.6 billion of secured indebtedness (excluding secured indebtedness of our subsidiaries); and approximately $2.3 billion of subsidiary indebtedness.

We may be unable to repay or repurchase the notes

At maturity, the entire outstanding principal amount of the notes will become due and payable by us. In addition, holders of the notes have the right to require us to repurchase all or a portion of their notes for cash on February 18, 2009, February 18, 2014 and February 18, 2019 or if a “designated event,” as defined in the indenture, occurs. If a purchase date or a designated event occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to redeem the notes or attempt to refinance the notes. We cannot assure you that we will have sufficient funds or will be able to obtain any required consents or arrange for additional financing to pay the principal amount at maturity or the repurchase price when due. Our failure to repay the notes at maturity or to repurchase any tendered notes upon a designated event would constitute an event of default under the indenture. Any such default, in turn, may cause a default under the terms of our other debt. In such event, holders of the notes would rank equal in right of payment to holders of our other senior unsecured debt.

There is no public market for the notes, and we cannot assure you that a market for the notes will develop

The notes are currently eligible for trading on the PORTAL Market. However, notes sold using this prospectus will no longer be eligible for trading in the PORTAL Market. In addition, there is no established public trading market for the notes, and no assurance can be given as to:

•	the liquidity of any such market that may develop;

•	the ability of holders of the notes to sell their notes; or

•	the price at which the holders of the notes would be able to sell their notes.

If such a market were to exist, the notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including:

•	prevailing interest rates and the markets for similar securities;

•	the market price of our common stock;

•	general economic conditions; and

•	our financial condition, historic financial performance and future prospects.

We expect that the trading value of the notes will be significantly affected by the price of our common stock

The market price of the notes is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the notes than would be expected for nonconvertible debt securities we issue.

Changes in our credit rating or the credit markets could adversely affect the price of the notes

The price for the notes depends on many factors, including:

•	our credit rating with major credit rating agencies;

•	the prevailing interest rates being paid by other companies similar to us;

•	the market price of our common stock;

•	our financial condition, financial performance and future prospects; and

•	the overall condition of the financial markets.

The condition of the credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Such fluctuations could have an adverse effect on the price of the notes.

In addition, credit rating agencies continually revise their ratings for the companies that they follow, including us. The credit rating agencies also evaluate the airline industry as a whole and may change their credit rating for us based on their overall view of our industry. We cannot be sure that credit rating agencies will maintain their credit ratings on the notes. A negative change in our rating could have an adverse effect on the price of the notes.

Our common stock price may be volatile.

The market price of our common stock has been, and could in the future be, subject to significant fluctuations in response to:

•	our ability to achieve our cost reduction targets;

•	our ability to meet our liquidity needs;

•	our ability to meet our transformation plan;

•	variations in our quarterly operating results or those of other companies in our industry;

•	developments in the airline industry;

•	general economic conditions; and

•	changes in securities analysts’ recommendations regarding us or our securities.

In addition, the stock market in recent years has experienced significant price and volume fluctuations which have affected the market price of shares of common stock of airlines and which have often been unrelated to or disproportionately affected by the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the shares of our common stock.

Common shares eligible for future sale may cause the market price for our common stock to drop significantly, regardless of how our business performs.

If our existing shareowners sell our common stock in the market, or if there is a perception that significant sales may occur, the market price of our common stock could drop significantly. In connection with our out-of-court restructuring we issued an aggregate of 9,842,778 shares of our common stock to holders of our some of our debt and aircraft lenders and lessors. Also in connection with our out-of-court restructuring, we granted options to purchase approximately 62.2 million shares of our common stock to employees under broad-based employee stock option plans. These options become exercisable in three equal installments on the first, second and third anniversaries of the grant date.

Additional issuances of common stock would dilute the ownership percentage of existing shareowners and may dilute the earnings per share of our common stock. As of December 31, 2004, 139,830,443 shares of our common stock were issued and outstanding. Assuming (1) all of our 8.00% convertible senior notes (conversion rate of 35.7143 shares of common stock per $1,000 principal amount of 8.00% Notes, subject to adjustment in certain circumstances, which is equivalent to a conversion price of approximately $28.00 per share of common stock), 2 7/8% convertible senior notes (conversion rate of 73.6106 shares of common stock per $1,000 principal amount of 2 7/8% Notes, subject to adjustment in certain circumstances, which is equivalent to a conversion price of approximately $13.59 per share of common stock) and the Series B ESOP Convertible Preferred Stock (“Series B Preferred Stock”) (conversion rate of approximately 1.7155 shares of common stock per share of preferred stock, subject to adjustment in certain circumstances, which is equivalent to a conversion price of $41.97 per share of common stock) outstanding as of December 31, 2004 are converted into common stock at the applicable conversion rates and (2) all shares reserved under our broad-based employee stock option plans, our 2000 Performance Compensation Plan, our Non-Employee Directors’ Stock Option Plan and our Non-Employee Directors’ Stock Plan were issued, the number of shares of our common stock outstanding would increase by approximately 149,962,951 shares to total approximately 289,793,394 shares. In addition, subject to rules adopted by the New York Stock Exchange, our board of directors has the authority to issue additional shares of our authorized but unissued common stock without the approval of our shareowners.

Under Delaware General Corporation Law (“Delaware Law”), a company may pay dividends on its stock only (1) out of its “surplus,” as defined, or (2) from its net profits for the fiscal year in which the dividend is paid or from its net profits for the preceding fiscal year. Delaware Law also prohibits a company from redeeming or purchasing its stock for cash or other property, unless the company has sufficient “surplus.” Our Board of Directors took the following actions, effective during December 2003, related to our Series B Preferred Stock to comply with Delaware Law:

•	Suspended indefinitely the payment of dividends on our Series B Preferred Stock. Unpaid dividends on the Series B Preferred Stock will accrue without interest, until paid, at a rate of $4.32 per share per year. The Series B Preferred Stock is held by Fidelity Management Trust Company in its capacity as trustee for the Delta Family-Care Savings Plan (the “Savings Plan”), a broad-based employee benefit plan.

•	Changed the form of payment we use to redeem shares of Series B Preferred Stock when redemptions are required under the Savings Plan. For the indefinite future, we will pay the redemption price of the Series B Preferred Stock in shares of our common stock rather than in cash.

We are generally required to redeem shares of Series B Preferred Stock (1) to provide for distributions of the accounts of Savings Plan participants who terminate employment with us and request a distribution and (2) to implement annual diversification elections by Savings Plan participants who are at least 55 and have participated in the Savings Plan for at least ten years. In these circumstances, shares of Series B Preferred Stock are redeemable at a price equal to the greater of (1) $72.00 per share or (2) the fair value of the shares of our common stock issuable upon conversion of the Series B Preferred Stock to be redeemed, plus, in either case, accrued but unpaid dividends on such shares of Series B Preferred Stock. Under the terms of the Series B Preferred Stock, we may pay the redemption price in cash, shares of our common stock (valued at fair value), or in a combination thereof.

During 2004, we issued 6,330,551 shares of our common stock to redeem approximately 422,000 shares of Series B Preferred Stock under the Savings Plan. We cannot reasonably estimate future issuances of common stock for this purpose due to the various factors that would affect such an estimate, including the duration of the period during which we may not redeem Series B Preferred Stock for cash under Delaware Law; the fair value of Delta common stock when Series B Preferred Stock is redeemed; and the number of shares of Series B Preferred Stock redeemed by Savings Plan participants who terminate their employment with us or elect to diversify their Savings Plan accounts.

At December 31, 2004, 5,417,735 shares of Series B Preferred Stock were issued and outstanding. At December 31, 2004, 3,839,951 shares of Series B Preferred Stock were allocated to the accounts of Savings Plan participants; the remaining shares are available for allocation in the future.

The independent fiduciary of the Savings Plan recently sold certain of the shares of common stock held by the Savings Plan. Sales of our common stock by the Savings Plan may adversely affect the market price of our common stock.

THE COMPANY

Delta is a major air carrier that provides scheduled air transportation for passengers and cargo throughout the United States and around the world. Based on calendar year 2004 data, Delta is the second-largest carrier in terms of passengers carried and the third-largest airline measured by operating revenues and revenue passenger miles flown. We are a leading U.S. transatlantic airline, serving the largest number of nonstop markets and offering the most daily flight departures. Among U.S. airlines, we have the second-most transatlantic passengers. We operate hubs in Atlanta, Cincinnati and Salt Lake City. We also operate international gateways in Atlanta and at New York’s John F. Kennedy International Airport.

Delta is a Delaware corporation headquartered in Atlanta, Georgia. Our address is Hartsfield-Jackson Atlanta International Airport, Atlanta, Georgia 30320, and the telephone number is (404) 715-2600. Our website is www.delta.com.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the notes or the common stock issuable upon conversion of the notes by any selling securityholder. We used the net proceeds from the initial issuance of the securities for general corporate purposes.

COMMON STOCK AND DIVIDEND DATA

Our common stock is listed on the New York Stock Exchange under the symbol “DAL.” The following table sets forth, for the periods indicated, the highest and lowest sale prices for our common stock, as reported on the New York Stock Exchange.

	High	Low	Cash Dividend Per Common share
Fiscal 2002
First Quarter	$38.69	$28.52	$0.025
Second Quarter	32.65	18.30	0.025
Third Quarter	20.12	8.30	0.025
Fourth Quarter	14.09	6.10	0.025
Fiscal 2003
First Quarter	$14.00	$6.56	$0.025
Second Quarter	16.05	8.76	0.025
Third Quarter	15.47	10.26	—
Fourth Quarter	15.28	10.45	—
Fiscal 2004
First Quarter	$13.20	$7.00	—
Second Quarter	8.59	4.53	—
Third Quarter	7.25	2.78	—
Fourth Quarter	8.17	2.75	—
Fiscal 2005
First Quarter (through March 15, 2005)	$7.78	$3.83	—

As of December 31, 2004, there were approximately 22,148 holders of record of our common stock. On March 15, 2005, the last reported sale price of our common stock on the New York Stock Exchange was $4.31.

We paid a regular quarterly cash dividend of $0.025 per share of common stock for each quarter of fiscal year 2002 and the first two quarters of 2003. On July 24, 2003, Delta’s board of directors announced that it would immediately discontinue the payment of quarterly common stock cash dividends. On November 12, 2003, Delta’s board of directors announced that it would suspend indefinitely the payment of semi-annual dividend payments on Delta’s Series B ESOP Convertible Preferred Stock (“ESOP Preferred Stock”) due to applicable restrictions under Delaware law. To comply with Delaware law, Delta’s board of directors also changed the form of payment Delta will use to redeem shares of ESOP Preferred Stock when redemptions are required under the Delta Family-Care Savings Plan, a broad-based employee benefit plan. Effective December 1, 2003, Delta will use shares of Delta common stock rather than cash to redeem ESOP Preferred Stock when redemptions are required under the Delta Family-Care Savings Plan. See “Description of Capital Stock—Series B Preferred Stock—General.”

Our dividend policy is reviewed from time to time by the board of directors. The payment of dividends is restricted by our financing agreements with GE Commercial Finance and Amex. Future common stock dividend decisions will take into account the then current business results, cash requirements and financial condition of Delta.

DESCRIPTION OF NOTES

We issued the notes under an indenture dated February 6, 2004, between us and The Bank of New York Trust Company, N.A., as trustee. A copy of the indenture and the registration rights agreement entered into with the initial purchaser is available upon request to us at the address indicated under “Where You Can Find More Information.” The following is a summary of certain provisions of the indenture and the registration rights agreement and does not purport to be complete. Reference should be made to all provisions of the indenture and the registration rights agreement, including the definitions of certain terms contained therein. As used in this section, the terms “Delta,” “we,” “us” and “our” refer to Delta Air Lines, Inc., but not any of our subsidiaries, unless the context requires otherwise.

General

The notes are our senior unsecured obligations and rank equal in right of payment to all of our other existing and future senior unsecured indebtedness. The notes are effectively subordinated to all of our existing and future secured indebtedness to the extent of the assets securing that indebtedness, and are structurally subordinated to all liabilities of our subsidiaries.

The notes will mature on February 18, 2024, and are limited to an aggregate principal amount of $325 million.

You have the option, subject to fulfillment of certain conditions and during the periods described below, to convert your notes into shares of our common stock initially at a conversion rate of 73.6106 shares of common stock per $1,000 principal amount of notes, subject to adjustments as described below. This is equivalent to a conversion price of approximately $13.59 per share of common stock. Upon conversion of a note, you will receive only shares of our common stock and a cash payment to account for fractional shares.

The notes were issued in denominations of $1,000 and integral multiples of $1,000 in fully registered form. The notes are exchangeable and transfers of the notes will be registrable without charge, but we may require payment of a sum sufficient to cover any tax or other governmental charge in connection with such exchanges or transfers.

The notes accrue interest at a rate of 2 7/8% per annum from February 6, 2004, or from the most recent interest payment date to which interest has been paid or duly provided for, and any accrued and unpaid interest and additional interest, will be payable semi-annually in arrears on February 18 and August 18 of each year, beginning August 18, 2004. Interest will be paid to the person in whose name a note is registered at the close of business on the February 3 or August 3 (any of which we refer to as a “record date”) immediately preceding the relevant interest payment date. However, in the case of a note redeemed by us at our option or repurchased in connection with a designated event (as defined below), during the period from the applicable record date to, but excluding, the next succeeding interest payment date, accrued interest will be payable to the holder of the note redeemed or repurchased. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

We are not subject to any financial covenants under the indenture. In addition, we are not restricted under the indenture from paying dividends, incurring debt, securing our debt or issuing or repurchasing our securities.

You are not afforded protection in the event of a highly leveraged transaction, or a change of control of us under the indenture, except to the extent described below under the caption “Repurchase at Option of Holders Upon a Designated Event.”

Principal, interest and additional interest, if any, on the notes will be payable in same-day funds by transfer to an account maintained by the payee at the office or agency maintained for such purpose or, if no proper wire transfer instructions shall have been received by the trustee, payment of interest may be made by check mailed to the holders of the notes at their respective addresses set forth in the register of holders of notes. Until otherwise designated by us, the office or agency maintained for such purpose will be the principal corporate trust office of the trustee.

If any interest payment date, maturity date, purchase date or designated event repurchase date falls on a day that is not a business day, the required payment of principal, interest and additional interest, if any, will be made on the next succeeding business day as if made on the date that the payment was due and no interest will accrue on that payment for the period from and after the interest payment date, maturity date, purchase date or designated event repurchase date, as the case may be, to the date of payment on the next succeeding business day. The term “business day” means, with respect to any note, any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

Conversion Rights

Subject to the conditions and during the periods described below, holders may convert all or some of their notes into shares of our common stock initially at a conversion rate of 73.6106 shares of common stock per $1,000 principal amount of notes. This is equivalent to a conversion price of approximately $13.59 per share of common stock. The conversion rate and the equivalent conversion price in effect at any given time will be subject to adjustment as described below. A note for which a holder has delivered a purchase notice or a notice requiring us to redeem such note upon a designated event may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

Except as described below under “—Conversion Rate Adjustments,” no adjustment will be made on conversion of any notes for any interest or additional interest accrued on such notes or for dividends on any common stock issued. If notes are converted after a record date for the payment of interest and prior to the next succeeding interest payment date, such notes must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted; provided, however, no such funds need be paid if (1) payment default has occurred and is continuing or (2) we have specified a redemption date that is after a record date and prior to the next interest payment date. (You will not receive any cash payments representing accrued interest upon conversion unless you convert on an interest payment date.) Our delivery to you of the fixed number of shares of common stock into which the note is convertible, together with any cash payments in lieu of any fractional shares, will satisfy our obligation to pay the principal amount of such note and the accrued but unpaid interest through the conversion date.

We are not required to issue fractional shares of common stock upon conversion of notes and, in lieu of such fractional shares, we will pay a cash adjustment based upon the average closing price of the common stock during the five trading days immediately preceding the date of conversion.

In the event any holder exercises its right to require us to purchase any notes on any purchase date, such holder’s conversion right with respect to such notes will terminate on the close of business on the relevant purchase date, unless we default on the payment due upon purchase of such notes or the holder elects to withdraw the submission of election to have such notes purchased. See “—Purchase of Notes by Us at the Option of the Holders.” In the event any holder exercises its right to require us to repurchase any notes upon a designated event, such holder’s conversion right with respect to such notes will terminate on the close of business on the designated event offer termination date (as defined in the indenture), unless we default on the payment due upon repurchase or the holder elects to withdraw the submission of election to repurchase. See “—Repurchase at Option of Holders Upon a Designated Event.”

The right of conversion attaching to any note may be exercised by the holder, if the conditions to conversion are met, by delivering the note at the specified office of a conversion agent, accompanied by a duly signed and completed notice of conversion, together with any funds that may be required. Such notice of conversion can be obtained from the trustee. Beneficial owners of interests in a global note may exercise their right of conversion by delivering to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program. The conversion date will be the date on which the note, the duly signed and completed notice of conversion, and any funds that may be required as described above shall have been so delivered. A holder delivering a note for conversion will not be required to pay any taxes or duties payable in respect of the issue or delivery of common stock on conversion, but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the common stock in a name other than the holder of the note. Certificates representing shares of common stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid.

The shares of the common stock issuable upon conversion of any notes will be delivered to the holders entitled thereto as promptly as practicable.

Conversion Upon Satisfaction of Sale Price Condition

A holder may surrender any of its notes for conversion into shares of our common stock in any calendar quarter after the quarter ending March 31, 2004 if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price per share of our common stock on such last trading day.

The “last reported sale price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and asked prices or, if more than one in either case, the average of the average bid and the average asked prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our common stock is traded or, if our common stock is not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq National Market. If our common stock is not listed for trading on a U.S. national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the “last reported sale price” will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If our common stock is not so quoted, the “last reported sale price” will be the average of the mid-point of the last bid and asked prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

Conversion Based on Trading Price of the Notes

A holder also may surrender any of its notes for conversion into shares of our common stock prior to maturity during the five business day period after any five consecutive trading day period (the “measurement period”) in which the “trading price” per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for each day of that measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate for such date; provided that a holder may not convert its notes (in reliance on this provision) if on any trading day during such measurement period the last reported sale price of our common stock was between 100% and 130% of the then current conversion price of the notes.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of notes obtained by the trustee for $10,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if at least three such bids cannot be obtained, but two such bids are obtained by the trustee, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $10,000,000 principal amount of the notes from a nationally recognized securities dealer, then the trading price of per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the last reported sale price of our common stock and the conversion rate.

In connection with any conversion upon satisfaction of the above trading pricing condition, the trustee shall have no obligation to determine the trading price unless we have requested such determination; and we shall have no obligation to make such request unless a holder of notes provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the last reported sale price of our common stock and the conversion rate. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 98% of the product of the last reported sale price of our common stock and the conversion rate.

Conversion Upon Notice of Redemption

If we call any or all of the notes for redemption, holders may convert notes into our common stock at any time prior to the close of business on the redemption date, even if the notes are not otherwise convertible at such time.

Conversion Upon Specified Corporate Transactions

If we elect to:

•	distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 45 days after the date of the distribution, shares of our common stock at less than the last reported sale price of a share of our common stock on the trading day immediately preceding the declaration date of the distribution; or

•	distribute to all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 15% of the last reported sale price of a share of our common stock on the trading day immediately preceding the declaration date of the distribution, we must notify the holders of the notes at least 20 business days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day immediately prior to the ex-dividend date and our announcement that such distribution will not take place, even if the notes are not otherwise convertible at such time. The ex-dividend date is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant distribution from the seller of the common stock to its buyer.

In addition, if we engage in certain reclassifications of our common stock or are a party to a consolidation, merger, binding share exchange or transfer of all or substantially all of our assets pursuant to which our common stock is converted into cash, securities or other property, a holder may surrender notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction and at the effective time of the transaction, the right to convert a note into our common stock will be changed into a right to convert a note into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its notes immediately prior to the applicable record date for such transaction. If we engage in any transaction described in the preceding sentence, the conversion rate will not be adjusted. If the transaction also constitutes a designated event as defined below, a holder can require us to purchase all or a portion of its notes, as described under “—Repurchase at Option of Holders Upon a Designated Event.”

Conversion Rate Adjustments

The conversion rate is subject to adjustment (under formulae set forth in the indenture) in certain circumstances, including:

(i) the issuance of our common stock as a dividend or distribution on our common stock;

(ii) certain subdivisions and combinations of our common stock;

(iii) the issuance to all holders of our common stock of certain rights or warrants to purchase, for a period expiring within 45 days after the date of issuance, our common stock at a price per share less than the current market price (as defined in the indenture);

(iv) the distribution to all holders of our common stock of shares of our capital stock (other than common stock) or evidences of our indebtedness or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above or paid exclusively in cash referred to in clause (v));

If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours to all holders of our common stock, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted.

(v) dividends or other distributions consisting exclusively of cash to all holders of our common stock;

If we distribute cash to all holders of our common stock, then the conversion rate shall be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction, (1) the numerator of which shall be the current market price of a share of our common stock on the record date, and (2) the denominator of which shall be the same price of a share on the record date less the per share amount of the distribution. “Current market price” shall mean the average of the daily closing sale prices per share of common stock for the 10 consecutive trading days ending on the earlier of the date of determination and the day before the “ex” date with respect to the distribution requiring such computation. For purpose of this paragraph, the term “ex” date, when used with respect to any distribution, means the first date on which the common stock trades, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained without the right to receive such distribution.

(vi) a payment by us or one of our subsidiaries in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

We may, instead of making any required adjustment in the conversion price under clause (iv), make provision so that each holder of notes who converts a note shall be entitled to receive upon conversion, in addition to shares of common stock, the amount and kind of distributions that the holder would have been entitled to receive if the holder had converted the note immediately prior to the date fixed for determining the stockholders entitled to receive the distribution.

In the case of:

•	any reclassification or change of our common stock; or

•	a consolidation, merger, share exchange or combination involving us or a sale, conveyance or other disposition to another corporation of our property and assets as an entirety or substantially as an entirety, in each case, as a result of which holders of our common stock will be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for our common stock, the holders of the notes then outstanding will be entitled thereafter to convert such notes into the kind and amount of shares of stock, other securities, other property or assets, which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, share exchange, combination, sale, conveyance or other disposition had such notes been converted into common stock immediately prior to such reclassification, change, consolidation, merger, share exchange, combination, sale, conveyance or other disposition (assuming, in a case in which our stockholders may exercise rights of election, that a holder of notes would not have exercised any rights of election as to the stock, other securities, other property or assets receivable in connection therewith and would have received per share the kind and amount received per share by a plurality of non-electing shares). Certain of the foregoing events may also constitute or result in a designated event requiring us to offer to repurchase the notes. See “—Repurchase at Option of Holders Upon a Designated Event.” The adjustment will not be made for a consolidation, merger or share exchange or combination that does not result in any reclassification, conversion, exchange or cancellation of our common stock.

Certain adjustments to, or failures to adjust, the conversion rate of the notes may cause holders of notes or common stock to be treated for U.S. federal income tax purposes as having received a taxable distribution under the U.S. federal income tax laws. See “Certain U.S. Federal Income Tax Consequences.” We may, at our option, make such increases in the conversion rate as our board of directors deems advisable to avoid or diminish any potential income tax liability to the holders of our common stock which may result from the absence of such adjustments.

In addition, we may from time to time (to the extent permitted by law) increase the conversion rate underlying the notes by any amount for any period of at least 20 days, in which case we shall give at least 15 days’ notice of such increase, if our board of directors has made a determination that such increase would be in our interests, which determination shall be conclusive.

No adjustment in the conversion rate will be required unless such adjustment would require a change of at least 1% of the conversion rate then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion rate will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock or carrying the right to purchase any of the foregoing.

Ranking

The notes are our senior unsecured obligations and rank equally with all of our other existing and future senior unsecured indebtedness. The notes are effectively subordinated to all of our existing and future secured indebtedness to the extent of the assets securing that indebtedness. The notes are structurally subordinated to all liabilities of our subsidiaries. As of December 31, 2004, we had approximately $13.9 billion of total consolidated indebtedness, including capital leases; approximately $6.6 billion of secured indebtedness (excluding secured indebtedness of our subsidiaries); and approximately $2.3 billion of subsidiary indebtedness, which are effectively senior to the notes. The indenture does not limit the amount of additional indebtedness that we can create, incur, assume or guarantee, or limit the amount of assets that we can use to secure our other indebtedness, nor does the indenture limit the amount of indebtedness and other liabilities that any subsidiary can create, incur, assume or guarantee.

Optional Redemption

No sinking fund is provided for the notes. Prior to February 21, 2009, the notes will not be redeemable. On or after February 21, 2009, we may redeem for cash all or a portion of the notes at any time for a price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest to but excluding the redemption date. We will provide not less than 30 nor more than 60 days’ notice mailed to each registered holder of the notes to be redeemed. If the redemption notice is given and funds deposited as required, then interest will cease to accrue on and after the redemption date on the notes or portions of such notes called for redemption.

If we decide to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed by lot, or on a pro rata basis or by another method the trustee considers fair and appropriate.

If the trustee selects a portion of your notes for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be from the portion selected for redemption.

Purchase of Notes by Us at the Option of the Holders

Holders have the right to require us to purchase all or a portion of their notes on February 18, 2009, February 18, 2014 and February 18, 2019 (each, a “purchase date”). Any note purchased by us on a purchase date will be paid for in cash. We will be required to purchase any outstanding notes for which a holder delivers a written purchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the relevant purchase date until the close of business on the fifth business day prior to the purchase date. If the purchase notice is given and withdrawn during such period, we will not be obligated to purchase the related notes. Also, as described in the “Risk Factors” section of this prospectus under the caption “Risk Factors Relating to the Notes—We may be unable to repay or repurchase the notes,” we may not have funds sufficient to purchase notes when we are required to do so.

The purchase price payable will be equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to, but excluding, the purchase date.

On or before the 20th business day prior to each purchase date, we will provide to the trustee, the paying agent and to all holders of the notes at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice stating, among other things:

•	the purchase price;

•	the name and address of the paying agent and the conversion agent; and

•	the procedures that holders must follow to require us to purchase their notes.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our web site or through such other public medium as we may use at that time.

A notice electing to require us to purchase your notes must state:

•	if certificated notes have been issued, the certificate numbers of the notes;

•	the portion of the principal amount of notes to be purchased, in integral multiples of $1,000; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

If the notes are not in certificated form, your notice must comply with appropriate DTC procedures.

No notes may be purchased at the option of holders if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the purchase price of the notes.

You may withdraw any purchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, which remains subject to the purchase notice.

If the notes are not in certificated form, your notice must comply with appropriate DTC procedures.

You must either effect book-entry transfer or deliver the notes, together with necessary endorsements, to the office of the paying agent after delivery of the purchase notice to receive payment of the purchase price. You will receive payment promptly following the later of the purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money sufficient to pay the purchase price of the notes on the business day following the purchase date, then:

•	the notes will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the purchase price upon delivery or transfer of the notes).

Repurchase at Option of Holders Upon a Designated Event

If a designated event (as defined below) occurs at any time prior to the maturity of the notes, holders may require us to repurchase their notes for cash, in whole or in part, on a repurchase date set by us that is 20 business days after the date of our notice of such designated event. The notes will be redeemable in integral multiples of $1,000 principal amount.

We will redeem the notes at a price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the repurchase date. If the repurchase date is an interest payment date, we will pay interest to the record holder on the relevant record date.

We will mail to all record holders a notice of a designated event within 30 days after it has occurred. We are also required to deliver to the trustee a copy of the designated event notice. The notice must describe the designated event, your right to elect repurchase of notes and the repurchase date. If a holder elects to have its notes redeemed, such holder must deliver to us or our designated agent, on or before the 20th business day after the date of our designated event notice, a repurchase notice and any notes to be redeemed, duly endorsed for transfer. We will promptly pay the repurchase price for notes surrendered for repurchase following the designated event repurchase date.

A “designated event” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock that:

•	is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a designated event.

These designated event repurchase rights could discourage a potential acquiror. However, this designated event redemption feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “designated event” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to repurchase the notes upon a designated event would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

We may be unable to repurchase the notes in the event of a designated event. If a designated event were to occur, we may not have enough funds to pay the repurchase price for all tendered notes. In addition, any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting redemption of the notes under certain circumstances, or expressly prohibit our repurchase of the notes upon a designated event or may provide that a designated event constitutes an event of default under that agreement. If a designated event occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to redeem the notes or attempt to refinance the notes. If we do not obtain consent, we would not be permitted to purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

Merger and Consolidation

The indenture provides that we may not consolidate or merge with or into, or transfer, lease or convey all or substantially all of our properties or assets to another corporation, person or entity as an entirety or substantially as an entirety unless:

•	either we are the continuing corporation, or any successor or purchaser is a corporation, partnership or trust organized under the laws of the United States, any state thereof or the District of Columbia and the successor or purchaser expressly assumes our obligations on the notes under a supplemental indenture in a form reasonably satisfactory to the trustee;

•	in all cases, immediately after giving effect to the transaction, no default or event of default, and no event that, after notice or lapse of time or both, would become an event of default, will have occurred and be continuing; and

•	if a supplemental indenture is to be executed in connection with such consolidation, merger, transfer or lease, we have delivered to the trustee an officers’ certificate and an opinion of counsel stating compliance with these provisions.

Upon any such consolidation, merger, conveyance, lease or transfer in accordance with the foregoing, the successor person formed by such consolidation or share exchange or into which we are merged or to which such sale, assignment, conveyance, lease, transfer or other disposition is made will succeed to, and be substituted for, and may exercise our right and power, under the indenture with the same effect as if such successor had been named as us in the indenture, and thereafter (except in the case of a sale, assignment, transfer, lease, conveyance or other disposition) the predecessor corporation will be relieved of all further obligations and covenants under the indenture and the notes.

Events of Default and Remedies

An event of default is defined in the indenture as being:

(i) a default in payment of the principal of the notes when due upon redemption, repurchase or otherwise;

(ii) a default for 30 days in payment of any installment of interest on or additional interest;

(iii) a failure to comply with or observe in any material respect any other covenant or agreement in respect of the notes contained in the indenture or the notes for 60 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the notes then outstanding;

(iv) a default in the payment of the designated event repurchase price in respect of the notes on the date for such payment;

(v) a default under any credit agreement, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us or any of our restricted subsidiaries (other than any such indebtedness which is non-recourse to us or such restricted subsidiary (as defined below)), which default:

•	is caused by a failure to pay when due any principal on such indebtedness at the final stated maturity date of such indebtedness, which failure continues beyond any applicable grace period, or

•	results in the acceleration of such indebtedness prior to its express maturity, without such acceleration being rescinded or annulled,

and, in each case, the principal amount of such indebtedness, together with the principal amount of any other such indebtedness under which there is a payment default at the final stated maturity thereof or the maturity of which has been so accelerated, aggregates to $75 million or more and such payment default is not cured or such acceleration is not annulled within 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the notes then outstanding; or

(vi) certain events involving our bankruptcy, insolvency or reorganization.

If an event of default (other than an event of default specified in clause (vi) above) occurs and is continuing, then and in every such case the trustee, by written notice to us, or the holders of not less than 25% in aggregate principal amount of the notes then outstanding, by written notice to us and the trustee, may declare the unpaid principal of, and accrued and unpaid interest and accrued and unpaid additional interest, if any, on all the notes then outstanding to be due and payable. Upon such declaration, such principal amount and accrued and unpaid interest and accrued and unpaid additional interest, if any, will become immediately due and payable, notwithstanding anything contained in the indenture or the notes to the contrary. If any event of default specified in clause (vi) above occurs, all unpaid principal of and accrued and unpaid interest and additional interest, if any, on the notes then outstanding will automatically become due and payable without any declaration or other act on the part of the trustee or any holder of notes.

Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to the provisions of the indenture relating to the duties of the trustee, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders, unless such holders have offered to the trustee a security or an indemnity satisfactory to it against any cost, expense or liability. Subject to all provisions of the indenture and applicable law, the holders of a majority in aggregate principal amount of the notes then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. If a default or event of default occurs and is continuing and is known to the trustee, the indenture requires the trustee to mail a notice of default or event of default to each holder within 90 days of the occurrence of such default or event of default. However, the trustee may withhold from the holders notice of any continuing default or event of default (except a default or event of default in the payment of principal, interest or additional interest, if any, or redemption price, purchase price or designated event repurchase price, if applicable, on the notes) if it determines in good faith that withholding notice is in their interest. The holders of a majority in aggregate principal amount of the notes then outstanding by written notice to the trustee may rescind any acceleration of the notes and its consequences if all existing events of default (other than the nonpayment of principal of and interest and additional interest, if any, on the notes that have become due solely by virtue of such acceleration) have been cured or waived and if the rescission would not conflict with any judgment or decree of any court of competent jurisdiction. No such rescission will affect any subsequent default or event of default or impair any right consequent thereto.

A holder of notes may pursue any remedy under the indenture only if:

•	the holder gives the trustee written notice of a continuing event of default on the notes;

•	the holder of at least 25% in aggregate principal amount of the notes then outstanding makes a written request to the trustee to pursue the remedy;

•	the holder offers to the trustee indemnity reasonably satisfactory to the trustee;

•	the trustee fails to act for a period of 60 days after the receipt of notice and offer of indemnity; and

•	during that 60-day period, the holders of a majority in principal amount of the notes then outstanding do not give the trustee a direction inconsistent with the request.

This provision does not, however, affect the right of a holder of notes to sue for enforcement of the payment of the principal, interest or additional interest, if any, or redemption price, purchase price or designated even repurchase price, if applicable, on the holder’s note on or after the respective due dates expressed in its note or the holder’s right to convert its note in accordance with the indenture.

The holders of no less than a majority in aggregate principal amount of the notes then outstanding may, on behalf of the holders of all the notes, waive any past default or event of default under the indenture and its consequences, except default in the payment of principal or interest or additional interest, if any, on the notes (other than the nonpayment of principal, interest or additional interest, if any, on the notes that have become due solely by virtue of an acceleration that has been duly rescinded as provided above) or in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of all holders of notes then outstanding.

We are required to deliver to the trustee annually a statement regarding compliance with the indenture and we are required, upon becoming aware of any default or event of default, to deliver to the trustee a statement specifying such default or event of default.

“Restricted subsidiary” means any subsidiary (i) substantially all of the property of which is located, and substantially all of the operations of which are conducted, in the United States, and (ii) which owns a principal property, except a subsidiary which is primarily engaged in the business of a finance company.

“Principal property” means any aircraft, or any aircraft engine installed in any aircraft, that has 75 or more passenger seats, whether now owned or hereafter acquired by us or any restricted subsidiary.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for notes).

Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

•	reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

•	reduce the principal of or change the fixed maturity of any note or, other than as set forth in the paragraph below, alter the provisions with respect to the redemption or repurchase of the notes;

•	reduce the rate or amount of or change the time for payment of interest, including defaulted interest and additional interest, if any, redemption price, purchase price or designated event repurchase price, if applicable, on any notes;

•	waive a default or event of default in the payment of principal of interest or additional interest, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes then outstanding and a waiver of the payment default that resulted from such acceleration);

•	make any note payable in money other than that stated in the indenture and the notes;

•	make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal, interest or additional interest, if any, redemption price, purchase price or designated event repurchase price, if applicable, on the notes;

•	waive a designated event payment with respect to any note;

•	decrease the conversion rate or, except as permitted by the indenture, modify the provisions of the indenture relating to conversion of the notes in a manner adverse to the holders; or

•	make any change to the abilities of holders of notes to enforce their rights under the indenture or the foregoing provisions or this provision.

Notwithstanding the foregoing, without the consent of any holder of notes, we and the trustee may amend or supplement the indenture or the notes to:

•	cure any ambiguity, defect or inconsistency or make any other changes in the provisions of the indenture which we and the trustee may deem necessary or desirable, provided such amendment does not materially and adversely affect rights of the holders of the notes under the indenture;

•	provide for the assumption of our obligations to holders of notes in the circumstances required under the indenture as described under “—Merger and Consolidation;”

•	provide for conversion rights of holders of notes in certain events such as our consolidation or merger or the sale of all or substantially all of our assets;

•	increase the conversion rate;

•	evidence and provide for the acceptance of the appointment under the indenture of a successor trustee;

•	make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

•	comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939; or

•	modify the restrictions on, and procedures for, resale and other transfers of the notes or the shares of our common stock issuable upon conversion of the notes pursuant to law, regulation or practice relating to the resale or transfer of restricted securities generally.

Discharge of the Indenture

We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the notes have become due and payable, whether at stated maturity or any redemption date, or any purchase date, or a designated event repurchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture.

Governing Law

The indenture provides that the notes are governed by, and construed in accordance with, the laws of the State of New York.

Form, Exchange, Registration and Transfer

The notes were issued in registered form, without interest coupons. We will not charge a service fee for any registration of transfer or exchange of the notes. We may, however, require the payment of any tax or other governmental charge payable for that registration.

The notes will be exchangeable for other notes, for the same total principal amount and for the same terms but in different authorized denominations, in accordance with the indenture. Holders may present notes for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

We have appointed the trustee as security registrar for the notes. We may at any time rescind that designation or approve a change in the location through which any such security registrar acts. We are required to maintain an office or agency for transfer and exchanges in each place of payment. We may at any time designate additional registrars for the notes.

The registered holder of a note will be treated as the owner of it for all purposes.

Book-Entry; Delivery and Form; Global Note

Notes will be represented by permanent global notes in definitive, fully registered form without interest coupons. Each global note will be deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC.

Investors may hold their interests in the global note directly through DTC if they are DTC participants, or indirectly through organizations that are DTC participants.

Except in the limited circumstances described below, holders of notes represented by interests in a global note will not be entitled to receive notes in definitive form.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York and a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (which we refer to as “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (which may include the initial purchaser), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

Upon the issuance of a global note, DTC will credit, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the global note to the accounts of participants. The accounts to be credited shall be designated by the initial purchaser of such beneficial interests. Ownership of beneficial interests in a global note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in a global note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in the global note other than participants).

So long as DTC or its nominee is the registered holder and owner of a global note, DTC or such nominee, as the case may be, will be considered the sole legal owner of the notes represented by the global note for all purposes under the indenture and the notes. Except as set forth below, owners of beneficial interests in a global note will not be entitled to receive notes in definitive form and will not be considered to be the owners or holders of any notes under a global note. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global note desires to take any actions that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take such action, and that participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in the global note will be able to transfer the interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the indenture.

Payments of the principal of and interest and additional interest, if any, on the notes represented by the global note registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global note.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest or additional interest, if any, in respect of a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a global note held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for accounts of customers registered in the names of nominees for such customers. Such payments, however, will be the responsibility of such participants and indirect participants, and neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in a global note.

Unless and until it is exchanged in whole or in part for notes in definitive form, a global note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) or Clearstream Banking, societe anonyme (“Clearstream”), participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in a global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, as the case may be) immediately following the DTC settlement date, and such credit of any transaction interests in a global note settled during such processing day will be reported to the relevant Euroclear or Clearstream participant on such day. Cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the applicable global note is credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC will exchange the global note for notes in definitive form, which it will distribute to its participants. These notes in definitive form will be subject to certain restrictions on registration of transfers under “Notice to Investors,” and will bear the legend set forth thereunder.

Although we expect that DTC, Euroclear and Clearstream will agree to the foregoing procedures in order to facilitate transfers of interests in global notes among participants of DTC, Euroclear, and Clearstream, DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

If DTC is at any time unwilling to continue as a depositary for global notes and a successor depositary is not appointed by us within 90 days, we will issue notes in fully registered, definitive form in exchange for the global notes.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, we will file with the SEC and furnish to the trustee all quarterly and annual financial information (without exhibits) required to be contained in a filing on Forms 10-Q and 10-K, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and, with respect to the annual consolidated financial statements only, a report thereon by our independent auditors.

The Trustee

The Bank of New York Trust Company, N.A. is the trustee, security registrar, paying agent and conversion agent.

The indenture provides that, except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture. In case an event of default shall occur (and shall not be cured) and holders of the notes have notified the trustee, the trustee will be required to exercise its powers with the degree of care and skill of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes, unless they shall have offered to the trustee security and indemnity satisfactory to it.

The indenture contains certain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign. The Bank of New York Trust Company may in the future engage in other commercial banking transactions with us. Pursuant to the Trust Indenture Act of 1939, upon the occurrence of a default with respect to the notes, The Bank of New York Trust Company may be deemed to have a conflicting interest by virtue of its lending and other business relationships with us. In that event, The Bank of New York Trust Company would be required to resign as trustee or eliminate the conflicting interest.

No Recourse Against Others

None of our directors, officers, employees, stockholders or affiliates, as such, shall have any liability or any obligations under the notes or the indenture or for any claim based on, in respect of or by reason of such obligations or the creation of such obligations. Each holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for the notes.

DESCRIPTION OF CAPITAL STOCK

The following statements relating to our capital stock do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, the provisions of the following documents, which are filed, or incorporated by reference, as exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2004: (a) the Certificate of Incorporation (the “Certificate”) and By-Laws; (b) the Certificate of Designations, Preferences and Rights of the Series B ESOP Convertible Preferred Stock (the “Series B Preferred Stock”) and Series D Junior Participating Preferred Stock (the “Series D Preferred Stock”) and (c) the Rights Agreement, dated as of October 23, 1996, as amended (the “Rights Agreement”), between Delta and Wells Fargo Minnesota Bank, N.A., as successor Rights Agent to First Chicago Trust Company of New York as Rights Agent.

General

The Certificate authorizes a total of 470,000,000 shares of capital stock, of which 450,000,000 may be shares of Common Stock and 20,000,000 may be shares of Preferred Stock.

The Preferred Stock may be issued from time to time in one or more series, without stockholder approval, with such voting powers (full or limited), designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions as shall be adopted by the board of directors. Thus, without stockholder approval, Delta could authorize the issuance of Preferred Stock with voting, conversion and other rights that could dilute the voting power and other rights of the holders of Common Stock.

As of December 31, 2004, 139,830,443 shares of Common Stock were outstanding; 50,915,002 shares of Common Stock were held in treasury; 5,417,735 shares of Series B Preferred Stock were outstanding and 9,294,125 shares of Common Stock were reserved for issuance upon the conversion of the Series B Preferred Stock; 2,250,000 shares of Series D Preferred Stock had been authorized and reserved for issuance in connection with the rights described below; 12,500,005 shares of Common Stock were reserved for issuance upon the conversion of 8.00% Convertible Senior Notes due 2023; 23,923,445 shares of Common Stock were reserved for issuance upon the conversion of 2 7/8% Convertible Senior Notes due 2024; 85,604,064 shares of Common Stock were reserved for issuance under Delta’s broad-based employee stock option plans; 15,811,677 shares of Common Stock were reserved for issuance under Delta’s 2000 Performance Compensation Plan; 250,000 shares of Common Stock were reserved for issuance under Delta’s Non-Employee Directors’ Stock Option Plan; and 400,319 shares of Common Stock were reserved for issuance under Delta’s Non-Employee Directors’ Stock Plan.

Common Stock

Subject to the rights of the holders of any shares of Preferred Stock that may at the time be outstanding, record holders of Common Stock are entitled to such dividends as the board of directors may declare. Holders of Common Stock are entitled to one vote for each share held in their name on all matters submitted to a vote of stockholders and do not have preemptive rights or cumulative voting rights. Holders of the Series B Preferred Stock generally vote as a single class with the holders of Common Stock on matters upon which the Common Stock is entitled to vote and, subject to adjustment in certain circumstances, are entitled to two votes for each share of Series B Preferred Stock held in their name. Holders of Common Stock are not subject to further calls or assessments as a result of their holding shares of Common Stock. In July 2003, our board of directors suspended indefinitely the payment of quarterly cash dividends on the Common Stock. We are currently prohibited from paying dividends on our capital stock due to restrictions under Delaware law. See “—Series B Preferred Stock” below.

If Delta is liquidated, the holders of shares of Common Stock are entitled to share ratably in the distribution remaining after payment of debts and expenses and of the amounts to be paid on liquidation to the holders of shares of Preferred Stock.

Wells Fargo Minnesota Bank, N.A., is the registrar and transfer agent for the Common Stock.

Shareowner Rights Plan

The Shareowner Rights Plan is designed to protect shareowners against attempts to acquire Delta that do not offer an adequate purchase price to all shareowners, or are otherwise not in the best interest of Delta and our shareowners. Under the plan, each outstanding share of common stock is accompanied by one-half of a preferred stock purchase right. Each whole right entitles the holder to purchase 1/100 of a share of Series D Preferred Stock at an exercise price of $300, subject to adjustment.

The rights become exercisable only after a person acquires, or makes a tender or exchange offer that would result in the person acquiring, beneficial ownership of 15% or more of our common stock. If a person acquires beneficial ownership of 15% or more of our common stock, each right will entitle its holder (other than the acquiring person) to exercise his rights to purchase our common stock having a market value of twice the exercise price.

If a person acquires beneficial ownership of 15% or more of our common stock and (1) we are involved in a merger or other business combination in which Delta is not the surviving corporation or (2) we sell more than 50% of our assets or earning power, then each right will entitle its holder (other than the acquiring person) to exercise his rights to purchase common stock of the acquiring company having a market value of twice the exercise price.

The rights expire on November 4, 2006. Delta may redeem the rights for $0.01 per right at any time before a person becomes the beneficial owner of 15% or more of our common stock. Delta may also amend the rights in any respect so long as the rights are redeemable. At December 31, 2004, 2,250,000 shares of preferred stock were reserved for issuance under the Shareowner Rights Plan.

The rights have certain anti-takeover effects. The rights could cause substantial dilution to a person or group that attempts to acquire Delta without conditioning the offer on redemption of the rights or on acquisition of substantially all of the rights. The rights should not, however, interfere with any merger or other business combination approved by the board of directors since the rights may be redeemed by Delta as described above.

Certain Other Provisions of the Certificate

Delaware law permits a corporation to eliminate the personal liability of its directors to the corporation or to any of its stockholders for monetary damages for a breach of fiduciary duty as a director, except (i) for breach of the director’s duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for certain unlawful dividends and stock repurchases or (iv) for any transaction from which the director derived an improper personal benefit. The Certificate provides for such limitation of liability.

As permitted by Delaware law, the Certificate permits stockholder action by written consent only if such consent is unanimous. The affirmative vote of the holders of at least 75% of Delta’s then outstanding voting stock is required to amend, alter or repeal this provision.

The Certificate also provides that any “Business Combination” involving Delta and a person (other than Delta or any subsidiary or employee benefit plan of Delta) who beneficially owns 10% or more of Delta’s voting stock (a “Related Person”) must be approved by (i) the holders of at least 75% of the votes entitled to be cast by the holders of Delta’s capital stock entitled to vote generally on the election of directors and (ii) a majority of the votes entitled to be cast by the holders of such voting stock, excluding stock beneficially owned by such Related Person (the “Voting Requirement”). The Voting Requirement does not apply if the Business Combination is approved by a majority of Continuing Directors (as defined therein), or complies with certain minimum price, form of consideration and other requirements. The Certificate defines Business Combination to include, among other things, (i) any merger or consolidation of Delta with, into or for the benefit of a Related Person; (ii) the sale by Delta of assets or securities to a Related Person, or any other arrangement with or for the benefit of a Related Person, which involves assets or securities valued at an amount equal to at least $15 million; (iii) the acquisition by Delta of assets or securities of a Related Person valued at an amount equal to at least $15 million; or (iv) the adoption of any plan for the liquidation or dissolution of Delta. Some of the Business Combinations to which the Voting Requirement would apply would not normally require stockholder approval under Delaware law. This provision of the Certificate cannot be amended, altered or repealed except by a vote similar to the Voting Requirement.

Series B Preferred Stock

General

On July 10, 1989, Delta amended its Delta Family-Care Savings Plan (the “Savings Plan”), effective July 1, 1989, to add an employee stock ownership plan feature (the “ESOP”). In connection with the establishment of the ESOP, Delta sold 6,944,450 shares of Series B Preferred Stock to the trustee of the ESOP for $72 per share, or approximately $500 million.

In order to finance the purchase of the Series B Preferred Stock, the ESOP issued $481,400,400 principal amount of Guaranteed Serial ESOP Notes (the “Guaranteed Serial ESOP Notes”). The Guaranteed Serial ESOP Notes are guaranteed by Delta.

Delta is obligated to make payments to the ESOP in order for the ESOP to make payments due under the Guaranteed Serial ESOP Notes and to fund investment elections of participants. As payments on the Guaranteed Serial ESOP Notes are made, shares of Series B Preferred Stock are credited to the participants’ accounts. All shares of Series B Preferred Stock not so credited are treated as unallocated under the Savings Plan.

The shares of Series B Preferred Stock will be held in the name of the trustee (or its nominee) until redemption or conversion, and may not be sold by the trustee or distributed outside the Savings Plan except for resale to Delta. In the event of any transfer of shares of Series B Preferred Stock to any person other than the trustee, the shares so transferred, upon such transfer, shall be automatically converted into shares of Common Stock.

Each share of Series B Preferred Stock has a stated value of $72; bears an annual cumulative cash dividend of 6% on its stated value or $4.32 per share; is convertible into 1.7155 shares of Common Stock (a conversion price of $41.97), subject to adjustment in certain circumstances; has a liquidation preference of $72, plus any accrued and unpaid dividends; generally votes together as a single class with the Common Stock on matters upon which the Common Stock is entitled to vote; and has two votes, subject to adjustment in certain circumstances. If full cumulative dividends on the Series B Preferred Stock have not been declared, paid or set apart for payment when due, Delta (i) may pay only ratable dividends (in proportion to the accumulated and unpaid dividends) on the Series B Preferred Stock and any series of stock ranking on a parity with the Series B Preferred Stock, as to dividends and (ii) subject to certain exceptions, may not pay dividends on, or make any payment on account of the purchase, redemption or other retirement of, the Common Stock or any other class or series of stock ranking junior to the Series B Preferred Stock.

Effective December 2003, our board of directors suspended indefinitely the payment of dividends on our Series B Preferred Stock to comply with Delaware law. Delaware law provides that a company may pay dividends only (1) out of “surplus,” which is generally defined as excess of the company’s net assets over the aggregate par value of its issued stock; or (2) from its net profits for the fiscal year in which the dividend is paid or the preceding fiscal year. At December 31, 2003, we had a negative “surplus” and did not meet the net profits test.

Also, effective December 2003, our board of directors changed the form of payment we will use to redeem shares of the Series B Preferred Stock when redemptions are required under the Savings Plan. For the indefinite future, we will pay the Alternative Redemption Price (as defined below), plus accrued and unpaid dividends, in shares of our Common Stock rather than in cash. The board took this action to comply with Delaware law, which generally provides that a company may not purchase or redeem shares of its capital stock for cash or other property unless it has sufficient “surplus.” During 2004, we issued 6,330,551 shares of our common stock to redeem approximately 422,000 shares of Series B Preferred Stock under the Savings Plan. We cannot reasonably estimate future issuances of common stock for this purpose due to the various factors that would affect such an estimate, including the duration of the period during which we may not redeem Series B Preferred Stock for cash under Delaware Law; the fair value of Delta common stock when Series B Preferred Stock is redeemed; and the number of shares of Series B Preferred Stock redeemed by Savings Plan participants who terminate their employment with us or elect to diversify their Savings Plan accounts.

As of December 31, 2004, there were issued and outstanding 5,417,735 shares of Series B Preferred Stock.

Mandatory Redemption

Delta is required to redeem shares of Series B Preferred Stock, at any time, at a redemption price (the “Alternative Redemption Price”) equal to the greater of (i) the liquidation value of the Series B Preferred Stock to be redeemed and (ii) the fair market value of the shares of Common Stock issuable upon conversion of the Series B Preferred Stock to be redeemed plus, in either case, accrued and unpaid dividends on such shares of Series B Preferred Stock, to enable the trustee to provide for distributions to participants or to satisfy investment elections by participants under the Savings Plan. Delta is also required to redeem all of the outstanding shares of Series B Preferred Stock, at the redemption prices described below in the first sentence under “Optional Redemption” if (i) the Savings Plan is terminated or (ii) the ESOP is terminated.

Delta may, at its option, pay the redemption price required upon any mandatory redemption of shares of Series B Preferred Stock in cash or shares of Common Stock (valued at fair market value), or in a combination thereof. See “—Series B Preferred Stock—General” for a description of certain limitations imposed by Delaware law.

Optional Redemption

The Series B Preferred Stock is redeemable, in whole or in part, at $72.00 per share, plus, in each case, an amount equal to all accrued and unpaid dividends thereon to the date fixed for redemption.

Delta may redeem the Series B Preferred Stock, in whole or in part, at a redemption price equal to the liquidation preference of the Series B Preferred Stock to be redeemed, if a change in any law or regulation has the effect of limiting or making unavailable to Delta any of the tax deductions for amounts paid on the shares of Series B Preferred Stock when such amounts are used under Section 404(k)(2) of the Internal Revenue Code of 1986, as amended (the “Code”). Delta may also redeem any or all of the Series B Preferred Stock, at its option, at the Alternative Redemption Price if the ESOP fails to qualify under Section 4975 of the Code. Upon the termination of a Savings Plan participant’s employment, Delta may elect to redeem any or all of the Series B Preferred Stock held for the account of such participant at the Alternative Redemption Price.

Delta may, at its option, pay the redemption price required upon any voluntary redemption of shares of Series B Preferred Stock in cash or in shares of Common Stock (valued at fair market value), or in a combination thereof. See “—Series B Preferred Stock—General” for a description of certain limitations imposed by Delaware law.

Voting

The Savings Plan provides that shares of Series B Preferred Stock allocated to the account of a Savings Plan participant will be voted by the trustee in accordance with the participant’s confidential voting instructions or, if no voting instructions are received by the trustee, in the same proportion as the votes cast on allocated shares of Series B Preferred Stock and Common Stock in the ESOP pursuant to participants’ confidential voting instructions. The Savings Plan further provides that shares of Series B Preferred Stock not yet allocated to any participant’s account will be voted by the trustee in proportion to the votes cast with respect to allocated shares of Series B Preferred Stock and Common Stock in the ESOP for which voting instructions are received.

Limitations on Directors’ Liability

Our certificate of incorporation eliminates the personal liability of a director to us and our shareowners for certain breaches of his or her fiduciary duty as a director to the fullest extent permitted under the General Corporation Law of the State of Delaware.

This provision offers persons who serve on our board of directors protection against awards of monetary damages resulting from certain breaches of their fiduciary duty, including grossly negligent business decisions made in connection with takeover proposals for us, and limits our ability or the ability of one of our shareowners to prosecute an action against a director for a breach of fiduciary duty.

Indemnification of Officers and Directors

Our by-laws provide that we will indemnify any of our officers or directors to the fullest extent permitted by the General Corporation Law of the State of Delaware against all expenses, liability and loss incurred in connection with any action, suit or proceeding in which any such person may be involved by reason of the fact that he or she is or was our director, officer or employee. We carry insurance policies in standard form indemnifying our directors and officers against liabilities arising from certain acts performed by them in their capacities as our directors and officers. These policies also indemnify us for any sums we may be required or permitted to pay by law to our directors and officers as indemnification for expenses they may have incurred.

Exchange Listing

Our common stock is listed on the New York Stock Exchange under the symbol “DAL.”

SELLING SECURITYHOLDERS

We originally issued the securities in a private placement in February 2004. The notes were resold by the initial purchasers to qualified institutional buyers within the meaning of Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. The notes and the underlying common stock that may be offered with this prospectus will be offered by the selling securityholders, which includes their transferees, pledgees or donees or their successors. The following table sets forth certain information concerning the principal amount of notes beneficially owned by each selling securityholder and the number of shares of underlying common stock that may be offered from time to time with this prospectus.

The number of shares of common stock shown in the table below assumes conversion of the full amount of notes held by such holder at the initial conversion rate of 73.6106 shares per $1,000 principal amount of securities. This conversion rate is subject to certain adjustments. Accordingly, the number of shares of common stock issuable upon conversion of the securities may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the debt securities. Cash will be paid instead of fractional shares, if any.

We have prepared the table below based on information given to us by the selling securityholders on or prior to the date of this prospectus. However, any or all of the notes or the common stock listed below may be offered for sale with this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amount of notes or common stock that will be held by the selling securityholders upon consummation of any sales. In addition, the selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their securities since the date this information was last provided to us.

Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements or post-effective amendments. From time to time, additional information concerning ownership of the notes and the common stock may rest with holders of notes or the common stock not named in the table below and of whom we are unaware.

Name of Selling Securityholder	Principal Amount of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May be Sold	Percentage of Common Stock Outstanding
Aftra Health Fund	$50,000	*	3,680	*
Akanthos Arbitrage Master Fund, LP	$4,000,000	1.23%	294,442	*
Akela Capital Master Fund, Ltd.	$8,000,000	2.46%	588,884	*
Aristeia International Limited	$20,737,000	6.38%	1,526,463	*
Aristeia Trading LLC	$6,113,000	1.88%	449,981	*
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	$1,500,000	*	110,415	*
Banc of America Securities LLC	$3,200,000	*	235,553	*
Basso Holdings Ltd.	$282,000	*	20,758	*
Basso Multi-Strategy Holding Fund Ltd.	$5,000,000	1.54%	368,053	*
BNP Paribas Equity Strategies, SNC	$11,165,000	3.44%	821,862	*
Citigroup Alternative Investments Diversified Arbitrage Strategies Fund Ltd.	$369,000	*	27,162	*
Citigroup Alternative Investments Enhanced Arbitage Strategies Fund	$67,000	*	4,931	*
Citigroup Alternative Investments QIP Multi Strategy Arbitrage Portfolio	$1,751,000	*	128,892	*
Citigroup Global Markets Inc.	$1,000,000	*	73,610	*
Context Convertible Arbitrage Fund, LP	$500,000	*	36,805	*
Context Convertible Arbitrage Offshore, LTD	$1,100,000	*	80,971	*
CooperNeff Convertible Strategies (Cayman) Master Fund, L.P.	$11,397,000	3.51%	838,940	*
Corporate High Yield Fund, Inc.	$400,000	*	29,444	*
Corporate High Yield Fund III, Inc.	$430,000	*	31,652	*
Corporate High Yield fund V, Inc.	$690,000	*	50,791	*
Corporate High Yield Fund VI, Inc.	$730,000	*	53,735	*
Credit Suisse First Boston Europe Ltd.	$25,000,000	7.69%	1,840,265	*

Name of Selling Securityholder	Principal Amount of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May be Sold	Percentage of Common Stock Outstanding
Credit Suisse First Boston LLC	$21,750,000	6.69%	1,601,030	*
DB Equity Opportunities Master Portfolio Ltd.	$2,800,000	*	206,109	*
Deam Convertible Arbitrage	$1,000,000	*	73,610	*
Debt Strategies Fund, Inc.	$2,000,000	*	147,221	*
Deutsche Bank Securities Inc.	$2,600,000	*	191,387	*
DKR SoundShore Opportunity Holding Fund Ltd.	$2,500,000	*	184,026	*
DKR SoundShore Strategic Holding Fund Ltd.	$2,500,000	*	184,026	*
Fidelity Puritan Trust: Fidelity Balanced Fund	$5,000,000	1.54%	368,053	*
Floating Rate Income Strategies Fund, Inc.	$2,000,000	*	147,221	*
Fore Convertible Master Fund, LTD.	$9,589,000	2.95%	705,852	*
Geode U.S. Convertible Arbitrage Fund, a segregated account of Geode Capital Master Fund, Ltd.	$3,000,000	*	220,831	*
Guggenheim Portfolio Co. XV, LLC	$232,000	*	17,077	*
Guggenheim Portfolio Company VIII (Cayman), LTD	$1,846,000	*	135,885	*
Highbridge International LLC	$20,000	*	1,472	*
KBC Financial Products USA Inc.	$8,000,000	2.46%	588,884	*
KdC Convertible ArB Master Fund CV	$1,375,000	*	101,214	*
KdC Convertible Arbitrage Fund, LP	$4,125,000	1.27%	303,643	*
Lehman Brothers Inc.	$20,000,000	6.15%	1,472,212	*
Lyxor/Context Fund, LTD	$125,000	*	9,201	*
Lyxor/Convertible Arbitrage Fund Limited	$1,740,000	*	128,082	*
Mainstay Convertible Fund	$990,000	*	72,874	*
Mainstay VP Convertible Fund	$520,000	*	38,277	*
Man Mac 1 Limited	$3,065,000	*	225,616	*
Marathon Global Convertible Master Fund, Ltd.	$3,000,000	*	220,831	*
Mellon HBV Master Convertible Arbitrage Fund LP	$838,000	*	61,685	*
Mellon HBV Master Multi-Strategy Fund LP	$310,000	*	22,819	*
Merrill Lynch Global Investment Series: Income Strategies Portfolio	$2,000,000	*	147,221	*
Mint Master Fund LTD.	$120,000	*	8,833	*
MLiF US Dollar Core Bond Portfolio	$500,000	*	36,805	*
Mohican VCA Master Fund	$1,100,000	*	80,971	*
National Bank of Canada c/o Putnam Lovell Securities	$3,000,000	*	220,831	*
New York Life Insurance Company (Post 82)	$1,060,000	*	78,027	*
New York Life Insurance Company (Pre 82)	$490,000	*	36,069	*
New York Life Separate Account #7	$20,000	*	1,472	*
Nisswa Master Fund Ltd.	$5,750,000	1.77%	423,260	*
Pandora Select Partners LP	$1,500,000	*	110,415	*
Pyramid Equity Strategies Fund	$200,000	*	14,722	*
Ramius Capital Group	$116,000	*	8,538	*
Ramius, LP	$12,000	*	883	*
Ramius Master Fund, Ltd.	$927,000	*	68,237	*
RBC Alternative Assets FD – Conv Arb	$325,000	*	23,923	*
RCG Baldwin, LP	$47,000	*	3,459	*
RCG Latitude Master Fund, Ltd.	$2,315,000	*	170,408	*
RCG Multi Strategy Master Fund Ltd.	$348,000	*	25,616	*
Ritchie Convertible Arbitrage Trading	$900,000	*	66,249	*
Royal Bank of Canada (Norshield)	$100,000	*	7,361	*
Saranac Erisa Arbitrage LTD	$723,000	*	53,220	*
Saranac Erisa Arbitrage LP	$49,000	*	3,606	*
Saranac Arbitrage LTD	$41,000	*	3,018	*
Satellite Asset Management, LP	$40,000,000	12.31%	2,944,424	*
Satellite Convertible Arbitrage Master Fund, LLC	$30,000,000	9.23%	2,208,318	*
Singlehedge U.S. Convertible Arbitrage Fund	$3,161,000	*	232,683	*
St. Albans Partners Ltd.	$2,500,000	*	184,026	*
Sturgeon Limited	$1,537,000	*	113,139	*
Sunrise Partners Limited Partnership	$6,000,000	1.85%	441,663	*
Susquehanna Capital Group	$10,000,000	3.08%	736,106	*
Tenor Opportunity Master Fund Ltd.	$3,000,000	*	220,831	*
The Drake Offshore Master Fund, Ltd.	$3,000,000	*	220,831	*
Timberpass Trading LLC	$900,000	*	66,249	*
UBS AG London f/b/o HFS	$6,000,000	1.85%	441,663	*
UBS O’Connor LLC f/b/o O’Connor Global Arbitrage Master Limited	$1,350,000	*	99,374	*
United Overseas Bank (USD)	$10,000	*	736	*
United Overseas Bank (SGD)	$25,000	*	1,840	*

Name of Selling Securityholder	Principal Amount of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May be Sold	Percentage of Common Stock Outstanding
Univest Convertible Arbitrage Fund II LTD (Norshield)	$50,000	*	3,680	*
Univest Mult Strategy FD – Conv Arb	$250,000	*	18,402	*
Wachovia Capital Markets LLC	$12,000,000	3.69%	883,327	*
Wachovia Securities International Ltd.	$4,000,000	1.23%	294,442	*
Whitebox Convertible Arbitrage Partners, LP	$5,000,000	1.54%	368,053	*
Whitebox Diversified Convertible Arbitrage Partners LP	$1,500,000	*	110,415	*
WPG Convertible Arbitrage Overseas Master Fund	$1,325,000	*	97,534	*
WPG MSA Convertible Arbitrage Fund	$100,000	*	7,361	*
Xavex Convertible Arbitrage 5 Fund	$174,000	*	12,808	*

Total**	$325,000,000	100.0%	23,923,445	*

*	Less than 1%
**	The sum of the listed principal amount of notes beneficially owned by selling securityholders is actually more than $325,000,000 because certain of the selling securityholders may have transferred notes pursuant to Rule 144A or otherwise reduced their position prior to selling pursuant to this prospectus, and as a result we have received beneficial ownership information from additional selling securityholders. The maximum principal amount of notes that may be sold under this prospectus will not exceed $325,000,000.

None of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliate except as set forth below.

Only selling securityholders identified above who beneficially own the securities set forth opposite each such selling securityholders’s name in the foregoing table on the effective date of the registration statement of which this prospectus forms a part may sell such securities under the registration statement. Prior to any use of this prospectus in connection with an offering of the notes and/or the underlying common stock by any holder not identified above, this prospectus will be supplemented or amended to set forth the name and other information about the selling securityholder intending to sell such notes and the underlying common stock. The prospectus supplement or post-effective amendment will also disclose whether any selling securityholder selling in connection with such prospectus supplement or post-effective amendment has held any position or office with, been employed by or otherwise has had a material relationship with, us or any of our affiliates during the three years prior to the date of the prospectus supplement or post-effective amendment if such information has not been disclosed in this prospectus.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following are the material U.S. federal tax consequences of the ownership and disposition of the notes and common stock into which the notes may be converted. This discussion applies only to holders that hold the notes and common stock as capital assets.

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	persons holding notes as part of a hedge;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes; and

•	persons subject to the alternative minimum tax.

If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) holds the notes or common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership.

This summary is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. Persons considering the purchase of notes are urged to consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Tax Consequences to U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The term “U.S. Holder” also includes certain former citizens and residents of the United States.

Payments of Interest

Interest paid on a note will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the Holder’s method of accounting for federal income tax purposes.

A U.S. Holder may make an election to include in gross income all interest that accrues on a note (including stated interest, market discount and de minimis market discount, as adjusted by any amortizable bond premium) in accordance with a constant yield method based on the compounding of interest (a “constant yield election”). Such election may be revoked only with the permission of the Internal Revenue Service.

Market Discount

If a U.S. Holder purchases a note for an amount that is less than its stated redemption price at maturity (being $1,000) the amount of the difference will be treated as market discount for federal income tax purposes, unless this difference is less than a specified de minimis amount.

A U.S. Holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of a note as ordinary income to the extent of the market discount accrued on the note at the time of the payment or disposition unless this market discount has been previously included in income by the Holder pursuant to an election by the Holder to include market discount in income as it accrues, or pursuant to a constant yield election by the Holder as described under “—Payments of Interest” above. If the note is disposed of in certain nontaxable transactions (not including its conversion into common stock), accrued market discount will be includible as ordinary income to the Holder as if such Holder had sold the note in a taxable transaction at its then fair market value. In addition, the Holder may be required to defer, until the maturity of the note or its earlier disposition (including certain nontaxable transactions, but not including its conversion into common stock), the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry such note.

Amortizable Bond Premium

If a U.S. Holder’s tax basis in a note, immediately after the purchase, is greater than the stated redemption price at maturity of the note, the Holder will be considered to have purchased the note with amortizable bond premium. In general, amortizable bond premium with respect to any note will be equal in amount to the excess, if any, of the tax basis (reduced as set forth in the following sentence) over the stated redemption price at maturity of the note. For this purpose only, a Holder’s tax basis in a note is reduced by an amount equal to the value of the option to convert the note into common stock; the value of this conversion option may be determined under any reasonable method. The U.S. Holder may elect to amortize this bond premium, using a constant yield method, over the remaining term of the note. A U.S. Holder may generally use the amortizable bond premium allocable to an accrual period to offset qualified stated interest required to be included in such Holder’s income with respect to the note in that accrual period. A U.S. Holder that elects to amortize bond premium must reduce its tax basis in the note by the amount of the premium amortized in any year. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the U.S. Holder and may be revoked only with the consent of the Internal Revenue Service.

If a Holder makes a constant yield election (as described under “—Payments of Interest” above) for a note with amortizable bond premium, such election will result in a deemed election to amortize bond premium for all of the Holder’s debt instruments with amortizable bond premium.

Sale, Exchange, Redemption or Retirement of the Notes

Upon the sale, exchange, redemption or retirement of a note (other than a conversion into common stock), a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or retirement and the Holder’s adjusted tax basis in the note. For these purposes, the amount realized does not include any amount attributable to accrued and unpaid interest. Amounts attributable to accrued and unpaid interest are treated as interest, as described under “—Payments of Interest” above. Gain or loss realized on the sale, exchange, redemption or retirement of a note will generally be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange, redemption or retirement the note has been held for more than one year. An exception to this general rule will apply to the extent of any accrued market discount not previously included in the Holder’s taxable income. See “—Market Discount” above. The deductibility of capital losses is subject to limitations.

Conversion into Common Stock

A U.S. Holder’s conversion of a note into common stock will not be a taxable event, except that the receipt of cash in lieu of a fractional share of common stock will result in capital gain or loss (measured by the difference between the cash received in lieu of the fractional share and the U.S. Holder’s tax basis attributable to the fractional share, as described in the next paragraph), and the fair market value of common stock received with respect to accrued and unpaid interest will be taxed as a payment of interest (as described under “—Payments of Interest” above).

A U.S. Holder’s tax basis in common stock received upon a conversion of a note will be the same as the U.S. Holder’s basis in the note at the time of conversion, reduced by any basis allocated to a fractional share and increased, for a cash method Holder, by the amount of income recognized with respect to accrued interest. The U.S. Holder’s holding period for the common stock received will include the Holder’s holding period for the note converted, except that the holding period of any common stock received with respect to accrued and unpaid interest will commence on the day after the date of conversion.

Constructive Dividends

If Delta were to make a distribution of property to stockholders (for example, distributions of evidences of indebtedness or assets, but generally not stock dividends or rights to subscribe for Delta’s common stock) and the conversion rate underlying the notes were increased pursuant to the anti-dilution provisions of the indenture, such increase would be deemed to be a distribution to U.S. Holders. In addition, any other increase in the conversion rate of the notes may, depending on the circumstances, be deemed to be a distribution to U.S. Holders. Any such deemed distribution will be taxable as a dividend to the extent of our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), and thereafter as a return of capital or capital gain. It is unclear whether any such constructive dividend would be eligible for the preferential rates of U.S. federal income tax applicable to certain dividends received by non-corporate holders. It is also unclear whether a corporate holder would be entitled to claim the dividends received deduction with respect to a constructive dividend. In certain circumstances, the failure to make an adjustment of the conversion rate under the indenture also may result in a taxable distribution to holders of Delta’s common stock.

Distributions

Distributions paid on common stock received upon a conversion of a note, other than certain pro rata distributions of common shares, will be taxable as a dividend to the extent of our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), and thereafter as a return of capital or capital gain. Dividends received by non-corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax applicable to certain dividends, and a corporate holder generally would be entitled to claim the dividends received deduction, provided certain requirements are met.

Sale or Other Disposition of Common Stock

Gain or loss realized by a U.S. Holder on the sale or other disposition of common stock received upon a conversion of a note will be capital gain or loss for U.S. federal income tax purposes except to the extent of any accrued market discount not previously included in the Holder’s taxable income, and will be long-term capital gain or loss if the U.S. Holder held the common stock for more than one year. The amount of the U.S. Holder’s gain or loss will be equal to the difference between the U.S. Holder’s tax basis in the common stock disposed of and the amount realized on the disposition.

Backup Withholding and Information Reporting

Information returns will be filed with the Internal Revenue Service in connection with payments on the notes, and dividends on the common stock and the proceeds from a sale or other disposition of the notes or the common stock. A U.S. Holder will be subject to U.S. backup withholding tax on these payments if the U.S. Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Tax Consequences to Non-U.S. Holders

As used herein, the term “Non-U.S. Holder” means a beneficial owner of a note or common stock into which the note may be converted that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien for U.S. federal income tax purposes;

•	a foreign corporation; or

•	a foreign estate or trust.

For purposes of this discussion, “Non-U.S. Holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition of the notes or common stock but is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of the notes or common stock.

Payments on the Notes

Subject to the discussion below concerning backup withholding, payments of principal and interest on the notes by Delta or any paying agent to any Non-U.S. Holder will not be subject to U.S. federal withholding tax, provided that, in the case of interest:

•	the Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of Delta entitled to vote and is not a controlled foreign corporation, as defined in the Code, related, directly or indirectly, to Delta through stock ownership; and

•	the certification requirement described below has been fulfilled with respect to the beneficial owner.

Certification Requirement

Interest with respect to a note will not be exempt from withholding tax unless the beneficial owner of the note certifies on Internal Revenue Service Form W-8BEN, under penalties of perjury, that it is not a U.S. person.

If a Non-U.S. Holder of a note is engaged in a trade or business in the United States, and if interest on the note is effectively connected with the conduct of this trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be taxed in the same manner as a U.S. Holder (see “Tax Consequences to U.S. Holders” above), except that the Holder will be required to provide a properly executed Internal Revenue Service Form W-8ECI in order to claim an exemption from withholding tax. These Holders are urged to consult their own tax advisors with respect to other U.S. tax consequences of the ownership and disposition of notes, including, in the case of corporations, the possible imposition of a “branch profits tax” at a rate of 30% (or an applicable lower treaty rate).

Payments of interest on the notes that do not meet the foregoing requirements generally will be subject to U.S. federal withholding tax at a rate of 30% (or a lower applicable treaty rate, provided certain certification requirements are met).

Sale, Exchange or Other Disposition of Notes or Shares of Common Stock

Subject to the discussion below concerning backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale or other disposition of notes or common stock, unless:

•	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States; or

•	Delta is or has been a U.S. real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter, and the common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

Delta does not believe that it currently is, and does not anticipate becoming, a U.S. real property holding corporation.

Conversion into Common Stock

A Non-U.S. Holder’s conversion of a note into common stock will not be a taxable event. However, to the extent that a Non-U.S. Holder receives cash in lieu of a fractional share upon conversion, any gain upon the receipt of cash would be subject to the rules described under “—Sale, Exchange or Other Disposition of Notes or Shares of Common Stock” above.

Dividends

Dividends (including deemed dividends on the notes described above under “Tax Consequences to U.S. Holders—Constructive Dividends”) paid to a Non-U.S. Holder of common stock generally will be subject to withholding tax at a 30% rate or a lower rate specified by an applicable income tax treaty. In the case of any constructive dividend it is possible that this tax would be withheld from interest, shares of common stock or sales proceeds subsequently paid or credited to a Non-U.S. Holder. In order to obtain a reduced rate of withholding, a Non-U.S. Holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

The withholding tax does not apply to dividends paid to a Non-U.S. Holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the Non-U.S. Holder were a U.S. Holder. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Federal Estate Tax

Subject to benefits provided by an applicable estate tax treaty, a note held by an individual who is a Non-U.S. Holder may be subject to U.S. federal estate tax upon the individual’s death if, at such time, interest payments on the note would have been:

•	subject to U.S. federal withholding tax (assuming the W-8BEN certification requirement described above were satisfied); or

•	effectively connected with the conduct by the Holder of a trade or business in the United States.

An individual non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in Delta’s common stock will be required to include the value of the stock in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Information returns will be filed with the U.S. Internal Revenue Service in connection with payments on the notes and dividends on the common stock. Unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the U.S. Internal Revenue Service in connection with the proceeds from a sale or other disposition of the notes and common stock and the Non-U.S. Holder may be subject to U.S. backup withholding tax on payments on the notes or on dividends or the proceeds from a sale or other disposition of the notes or common stock. The certification procedures required to claim the exemption from withholding tax on interest described above will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The aggregate proceeds to the selling securityholders from the sale of the notes or underlying common stock will be the purchase price of the notes or underlying common stock less any discounts and commissions. A selling securityholder reserves the right to accept and, together with their agents, to reject, any proposed purchase of notes or common stock to be made directly or through agents.

The notes and the underlying common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders and their successors, which includes their transferees, pledgees or donees or their successors, or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the debt securities and the underlying common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any selling securityholder which is a broker-dealer or an affiliate of a broker-dealer will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, unless such selling securityholder purchased in the ordinary course of business; and at the time of its purchase of the notes to be resold, did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes. As a result, any profits on the sale of the notes and the underlying common stock by selling securityholders who are deemed to be underwriters and any discounts, commissions or concessions received by any such broker-dealers or agents who are deemed to be underwriters will be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to prospectus delivery requirements of the Securities Act and to certain statutory liabilities, including, but not limited to, those relating to Sections 11, 12 and 17 of the Securities Act and Rule l0b-5 under the Exchange Act. To our knowledge, none of the selling securityholders who are broker-dealers or affiliates of broker-dealers, other than the initial purchasers, purchased the notes outside of the ordinary course of business or, at the time of the purchase of the notes, had any agreements or understandings, directly or indirectly, with any person to distribute the notes.

If the notes and the underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The notes and the underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the debt securities and underlying common stock may be listed or quoted at the time of the sale, including the New York Stock Exchange in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options, whether such options are listed on an options exchange or otherwise through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

At the time a particular offering of the securities is made, if required, a prospectus supplement or post-effective amendment will be distributed, which will set forth the names of the selling securityholders, the aggregate amount and type of securities being offered and the terms of the offering, including, to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the selling securityholders and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders.

Our common stock trades on the New York Stock Exchange under the symbol “DAL.” We do not intend to apply for listing of the notes on any securities exchange or for quotation through Nasdaq. Accordingly, no assurances can be given as to the development of liquidity or any trading market for the notes. See “Risk Factors—Risk Factors relating to the Notes.”

We cannot assure you that any selling securityholder will sell any or all of the notes or the underlying common stock with this prospectus. Further, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus. In addition, any notes or underlying common stock covered by this prospectus that qualify for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The notes and the underlying common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the notes and underlying common stock may not be sold unless they have been registered or qualified for sale or the sale is entitled to an exemption from registration.

The selling securityholders and any other person participating in the sale of notes or the underlying common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days before the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

Under the registration rights agreement filed as an exhibit to the registration statement of which this prospectus is a part, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

VALIDITY OF THE SECURITIES

The validity of the notes and of the shares of common stock issuable upon the conversion thereof will be passed upon for us by Davis Polk & Wardwell, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, and management’s report on the effectiveness of internal control over financial reporting as of December 31, 2004, incorporated in this prospectus by reference from Delta’s Annual Report on Form 10-K for the year ended December 31, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in (1) their report dated March 9, 2005 relating to the consolidated financial statements of Delta Air Lines, Inc. (which report expresses an unqualified opinion on the Company’s consolidated financial statements and includes explanatory paragraphs relating to the Company’s ability to continue as a going concern and the Company’s change in its method of accounting for goodwill and other intangible assets, effective January 1, 2002, to conform with Statement of Financial Accounting Standards No. 142) and (2) their report dated March 9, 2005 relating to management’s report on the effectiveness of internal control over financial reporting, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by the Registrant in connection with the sale of the securities being registered hereby. All amounts are estimates except the registration fee.

Amount to be Paid
Registration fee	$41,178
Printing	25,000
Legal fees and expenses (including Blue Sky fees)	75,000
Trustee fees and expenses	2,500
Accounting fees and expenses	30,000
Miscellaneous	822

TOTAL	$174,500

Item 15.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s Certificate of Incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s Certificate of Incorporation provides for such limitation of liability.

The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

Item 16.    Exhibits and Financial Statement Schedules

(a)    The following exhibits are filed as part of this Registration Statement:

Exhibit No.		Document

3.1	**	Delta’s Certificate of Incorporation (Filed as Exhibit 3.1 to Delta’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1998).

3.2	**	Delta’s By-Laws (Filed as Exhibit 3 to Delta’s Current Report on Form 8-K as filed on January 27, 2005).

4.1	**	Rights Agreement dated as of October 24, 1996, between Delta and First Chicago Trust Company of New York, as Rights Agent, as amended by Amendment No. 1 thereto dated as of July 22, 1999 (Filed as Exhibit 1 to Delta’s Form 8-A/A Registration Statement dated November 4, 1996, and Exhibit 3 to Delta’s Amendment No. 1 to Form 8-A/A Registration Statement dated July 30, 1999)

4.2	**	Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock and Series D Junior Participating Preferred Stock (Filed as part of Exhibit 3.1 to Delta’s Annual Report on Form 10-K for the year ended December 31, 2003).

4.3	*	Indenture dated as of February 6, 2004 between Delta and The Bank of New York Trust Company, NA, as Trustee, relating to $325 million principal amount of 2 7/8% Convertible Senior Notes due 2024

4.4	*	Registration Rights Agreement dated as of February 6, 2004 between Delta and Morgan Stanley & Co. Incorporated, relating to $325 million principal amount of 2 7/8% Convertible Senior Notes due 2024

5.1	*	Opinion of Davis Polk & Wardwell

12.1	**	Statement regarding computation of ratio of earnings to fixed charges for each year in the five-year period ended December 31, 2004 (Filed as Exhibit 12.1 to Delta’s Annual Report on Form 10-K for the year ended December 31, 2004)

23.1		Consent of Deloitte & Touche LLP

23.2	*	Consent of Davis Polk & Wardwell (included in Exhibit 5.1)

24.1		Powers of Attorney (see signature page)

25.1	*	Statement of Eligibility of Bank of New York Trust Company, N.A. for Indenture under the Trust Indenture Act of 1939 on Form T-1

*	Previously filed.
**	Incorporated by reference.

Item 17.    Undertakings

(a)    The undersigned Registrant hereby undertakes:

(1) To	file, during any period in which offers or sales are being made of securities registered hereby, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That,	for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To	remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on March 17, 2005.

DELTA AIR LINES, INC.

By:	/s/ MICHAEL J. PALUMBO
Michael J. Palumbo
Executive Vice President and Chief Financial Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gerald Grinstein, Michael J. Palumbo, and Todd G. Helvie, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on the 17th day of March, 2005.

Signature	Title

/s/ GERALD GRINSTEIN Gerald Grinstein	Chief Executive Officer and Director (Principal Executive Officer)

/s/ MICHAEL J. PALUMBO Michael J. Palumbo	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ EDWARD H. BUDD Edward H. Budd	Director

/s/ DAVID R. GOODE David R. Goode	Director

/s/ KARL J. KRAPEK Karl J. Krapek	Director

/s/ PAULA ROSPUT REYNOLDS Paula Rosput Reynolds	Director

/s/ JOHN F. SMITH, JR. John F. Smith, Jr.	Chairman of the Board and Director

Signature	Title

/s/ JOAN E. SPERO Joan E. Spero	Director

/s LARRY D. THOMPSON Larry D. Thompson	Director

/s/ KENNETH B. WOODROW Kenneth B. Woodrow	Director

EXHIBIT INDEX

Exhibit No.		Document

3.1	**	Delta’s Certificate of Incorporation (Filed as Exhibit 3.1 to Delta’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1998).

3.2	**	Delta’s By-Laws (Filed as Exhibit 3 to Delta’s Current Report on Form 8-K as filed on January 27, 2005).

4.1	**	Rights Agreement dated as of October 24, 1996, between Delta and First Chicago Trust Company of New York, as Rights Agent, as amended by Amendment No. 1 thereto dated as of July 22, 1999 (Filed as Exhibit 1 to Delta’s Form 8-A/A Registration Statement dated November 4, 1996, and Exhibit 3 to Delta’s Amendment No. 1 to Form 8-A/A Registration Statement dated July 30, 1999)

4.2	**	Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock and Series D Junior Participating Preferred Stock (Filed as part of Exhibit 3.1 to Delta’s Annual Report on Form 10-K for the year ended December 31, 2003).

4.3	*	Indenture dated as of February 6, 2004 between Delta and The Bank of New York Trust Company, NA, as Trustee, relating to $325 million principal amount of 2 7/8% Convertible Senior Notes due 2024

4.4	*	Registration Rights Agreement dated as of February 6, 2004 between Delta and Morgan Stanley & Co. Incorporated, relating to $325 million principal amount of 2 7/8% Convertible Senior Notes due 2024

5.1	*	Opinion of Davis Polk & Wardwell

12.1	**	Statement regarding computation of ratio of earnings to fixed charges for each year in the five-year period ended December 31, 2004 (Filed on Exhibit 12.1 to Delta’s Annual Report on Form 10-K for the year ended December 31, 2004)

23.1		Consent of Deloitte & Touche LLP

23.2	*	Consent of Davis Polk & Wardwell (included in Exhibit 5.1)

24.1		Powers of Attorney (see signature page)

25.1	*	Statement of Eligibility of Bank of New York Trust Company, N.A. for Indenture under the Trust Indenture Act of 1939 on Form T-1

*	Previously filed.
**	Incorporated by reference.